U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549

FORM 10

General Form for Registration of Securities of Small
Business issuers Under Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

HII Technologies, Inc.
(Name of Small Business Issuer in its Charter)

Delaware	03-0453686
(State or Other Jurisdiction	(I.R.S. Employer
of Incorporation or organization)	Identification No.)

710 North Post Oak Road, Suite 400
Houston, Texas77024
(Address of Principal Executive Offices)	(Zip Code)

(713) 821-3157
(Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act:	None

Securities to be registered under Section 12(g) of the Act:
Common Stock, $.001 Par Value

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filter ☐	Accelerated filter ☐

Non-accelerated filter ☐(Do not check if a smaller reporting company)	Smaller reporting company ☒

Item 1.  Business.

Overview

We are a Texas based energy field services company.  We entered the development stage on May 10, 2011 upon the consummation of the sale of substantially all of the assets of KMHVC, Inc. (f/k/a Hemiwedge Valve Corporation), our wholly owned valve design and production subsidiary.  We retained approximately $300,000 in net cash at closing.

We currently employ 1 person. Our executive offices are located at 710 North Post Oak Road, Suite 400, Houston, Texas77024. Our telephone number is (713) 821-3157 and our Internet address is www.HWEGstockholder.com.

Business Development

Organization

Our predecessor, Global Realty Management Group, Inc., or GRMG, was incorporated in the State of Florida in 1997.  In June 2002, GRMG reincorporated under the laws of the State of Delaware from the State of Florida pursuant to a merger with a newly formed Delaware corporation.  Under the terms of this reincorporation merger, GRMG changed its name from “Global Realty Management Group, Inc.” to “Excalibur Industries, Inc.” in connection with merging with the Excalibur operations.  In October 2005, we changed our name from “Excalibur Industries, Inc.” to “Shumate Industries, Inc.”  In February 2009, we changed our name from “Shumate Industries, Inc.” to “Hemiwedge Industries, Inc.” to emphasize and focus on our valve product technology after the recent sale of assets related to our contract machining business discussed below.  In August 2011, we changed our name to “HII Industries, Inc.”, which name change was required in connection with the May 2011 asset sale discussed below.

Sale of KMHVC, Inc.’s (f/k/a Hemiwedge Valve Corporation) Assets—Discontinued Operations

On May 10, 2011, we, and our wholly owned subsidiary KMHVC, Inc. (f/k/a Hemiwedge Valve Corporation (“HVC”, collectively the “Sellers’) consummated the sale of substantially all of HVC’s assets to Chromatic Industries, Inc. (“Chromatic”). The sale was effected pursuant to an asset purchase agreement (the “HVC Purchase Agreement”) pursuant to which HVC transferred substantially all of its assets and certain enumerated liabilities to Chromatic. in exchange for approximately $7,688,000 payable as follows: (a) Cash in a net amount (after reduction of repayment of the April 5, 2011 and April 29, 2011 promissory notes issued by,  Asymmetric Investments, LLC) equal to $6.032 million, which cash would be paid directly to existing creditors of the Sellers to extinguish Sellers’ debt obligations, with any remainder being paid to the Sellers, and (b) assume scheduled trade account payables and foundry payables of the Sellers not exceeding $1.656 million.  In addition, at Closing, the 3,500,000 warrants to purchase our common stock issued to Asymmetric on April 5, 2011 were cancelled.  We retained approximately  $300,000 in net cash at closing

Sale of Shumate Machine Works’ Assets—Discontinued Operations

On October 8, 2008, we, and our wholly owned subsidiary Shumate Machine Works, Inc. (“Machine Works”) consummated the sale of substantially all of Machine Works’ assets to American International Industries, Inc. (“Purchaser”). The sale was effected pursuant to an asset purchase agreement (the “Purchase Agreement”) pursuant to which Machine Works transferred substantially all of its assets and certain enumerated liabilities to Purchaser. The aggregate purchase price was $6,703,749 consisting of assumption by Purchaser of (i) $5 million of promissory notes due Stillwater National Bank and Trust Company and (ii) $1,703,749 of certain other liabilities, including without limitation, accounts payable of Machine Works.  We also issued 1,401,170 shares of our common stock to Purchaser as a purchase price adjustment of $420,351.

Acquisition of Hemiwedge Assets

On December 5, 2005, we acquired the intellectual property rights to the Hemiwedge® line of products, including the Hemiwedge® valve, from Soderberg Research and Development, Inc. (“SRD”) and certain of its affiliates.  The intellectual property rights acquired consist of all patents, trademarks, and internet website relating to the Hemiwedge® product line.  For these intellectual property rights, we paid $138,500 in cash and a two-year, six percent (6%) promissory note in the principal amount of $100,000, payable in 24 equal installments of principal and interest.  In addition, we agreed to deposit: (a) $72,000 into an escrow account, the property of Soderberg Research Inc., to be paid in the form of a monthly advance in the amount of $3,000 for each month of the 24 month period beginning with the month immediately following the closing date; and (b) three percent (3%) of the net sales proceeds collected from customers from: (i) gross revenue from sales of products to which the acquired intellectual property relates, less (ii) sales and/or use taxes, import and/or export duties, outbound transportation costs, and amounts allowed or credited due to returns, which payments shall begin two years after the closing date and continue until March 29, 2013.  The $72,000 in monthly advances shall be credited against the three percent (3%) of the net sales proceeds. In May 2011, this royalty obligation was assumed by Chromatic Industries in connection with their purchase of the Hemiwedge technology and related assets with consent provided by SRD. We have no further obligation to SRD since May 2011.

Our Business

Since May 2011, we have operated as a development stage entity focused on establishing an oilfield products and services company. We are reviewing industry trends, internal data, designs, prototypes and other intellectual property from potential strategic partners and industry experts  to develop and/or commercialize new down hole tools and industry related technologies.

Our Strengths

We believe that the following strengths provide us with competitive advantages:

Expertise in Industry.  Our Chief Executive Officer has served as our executive officer since 2002 and developed expertise in the energy services industry from operating an oilfield machine shop from 2002 through 2008 and an industrial valve manufacturing company from 2005 till May 2011.  We believe this expertise will allow us to develop new products and deliver services efficiently and effectively.

Substantial Relationships.  Our Chief Executive Officer has substantial ties to the energy community resulting from his position as our executive officer over the past nine years, including distributors, suppliers and customers. We believe these relationships will enhance our ability to secure projects and hire experienced employees.

Our Strategy

We intend to use our competitive strengths to advance our corporate strategy.  The following are key elements of that strategy:

Design and develop unique products that address an unmet market need.

We have gathered important internal information on marketplace needs, including more reliable down hole equipment from our discussions with customers, consultants and industry personnel.  We are currently evaluating  a few strategic development projects including the  development of  down hole logging tools which we believe could help customers determine whether cement jobs performed in connection with drilling and completing oil and gas wells were performed correctly and are safe.

Develop a market advantage by offering superior customer service.

We intend to prioritize on-time product delivery.  Our experience indicates that delivery schedules for products and services are often delayed during periods when oilfield markets are active and hydrocarbon prices in the market remain buoyant, such as what the industry reflects today, delivery schedules for products and services timelines get expended far past what is historically satisfactory for customers. We consistently bested the quoted delivery time of our competitors in connection with our prior industrial valve line which resulted in strong customer loyalty.  We believe similar performance for any of our new products and services should give us a long term advantage over our competitors.

Acquisition of, or joint venture with, complementary businesses.

We may look to either acquire or enter into joint venture or licensing arrangements with complementary companies which we believe represent a strategic fit to our internal development programs, or represent a business model to provide a counter-cyclical balance such as a bio-fuels or “green energy’ company. Joint venturing, licensing and otherwise working with other development stage companies on their technologies will also allow us to leverage our supply chain relationships and industry knowledge while potentially balancing the inherit nature of oilfield industry cyclicality.

Activities to date

Since May 2011, we have accomplished the following in furtherance of our strategy and development of our business:  we have met with industry consultants about current down hole tools  that are currently  in the marketplace, reviewed our internal information from previous customer discussions and initiated due diligence on specific opportunities.

Plan of Operation

Below is a brief description of our planned activities over the next 12 months:

Months 1 through 3 (August 2011-October 2011)

Finalize data gathering of current down hole tool projects known, summarizing our internal data and historical customer feedback and conclude discussions and due diligence with oilfield inventors and patent attorneys about the  inventions that are in need of a commercialization partner.

Months 4 though 6 (November 2011-January 2012

Complete negotiations and execute agreements, if successful,  finalize the design and complete a development plan for  the down hole tools or other green energy technologies under consideration.  Conclude budgeting and costs for development plan and align applicable suppliers and outside consultants.

Months 7 though 9 (February 2012-April 2012)

Manage the outside manufacturing of several prototypes for the purposes of validating design and concepts.

Months 10 thought 12 (May 2012-July 2012)

Continue development of the technology, complete the search for strategic company partnering deals once proof of concept is finalized and the working  prototype demonstrated.

Industry Overview

The Global Oil Field Services is expected to become a $200 billion industry by 2015, according to a May 2010 public report by GBI Research.  The global oil field services market has witnessed considerable growth in recent years due to an increase in the exploration and production (E&P) activity and the growth in the offshore areas of the world. According to GBI Research, the global oilfield services market amounted to about $140 billion in 2008. However, since the global economic slow down, the market has seen a negative growth, thereby leading to a decrease in the overall market size. According to GBI Research, the global oil field services market amounted to about $131 billion in 2009. Nonetheless, with increased E&P activity and increased demand for oil field services, the global market for oil field services is expected to increase in the future growing to about $200 billion by the end of the forecast period in 2015.

The GBI Research report was not prepared for us nor has either company consented to the use of this information in our report; rather, these reports are available for public use.

The following is an overview of the competition:

The Oilfield Services Market has numerous competitors.

Diversified Oilfield Services Companies

These companies deal in a wide range of oilfield services, allowing them access to markets ranging from seismic imaging to deepwater oil exploration.

Schlumberger
Halliburton
Baker Hughes
Weatherford International.
BJ Services Company

Oilfield Equipment Companies

These companies build rigs and supply hardware for rig upgrades and oilfield operations.

YantaiJereh Petroleum Equipment&Technologies Co., Ltd.
National-Oilwell Varco
FMC Technologies
Cameron Corporation
Weir SPM Oil & Gas

Oil Exploration and Production Services Contractors

These companies deal in seismic imaging technology for oil and gas exploration.

ION Geophysical Corporation
CGG Veritas
Brigham Exploration Company
OYO Geospace

These firms contract drilling rigs to oil and gas companies for both exploration and production.

Transocean
Diamond Offshore Drilling
Noble
Hercules Offshore
Parker Drilling Company
Pride International
ENSCO International
Atwood Oceanics
Union Drilling
Nabors Industries
Grey Wolf
Pioneer Drilling Co
Patterson-UTI Energy
Helmerich& Payne
Rowan Companies

Other Competition:

Additionally, numerous other privately held companies compete on a regional and local basis particularly smaller independent oil and gas operators and companies.

Oilfield Services Overview

Oilfield services companies provide the equipment and services used in the exploration for and extraction of oil and natural gas. Companies that provide oilfield services such as Blowout Preventer (BOP) Testing include K & K Energy Services, LLC and others.

Seismic Imaging

Seismic imaging bounces concentrated sound waves off of underground rock formations and picks up the returning wave patterns; computers then analyze the data to "see" below the surface of the earth. These imaging techniques are useful for determining if there is oil or gas in the ground and, sometimes, how much of it there is - all without causing the environmental damage and racking up the dayrate costs that come with exploratory drilling.

Oil Well Equipment and Services

Most oil and gas companies don't build their own drilling rigs; for this, oil well equipment companies offer drill bits, lubricants, pumping equipment, subsea "trees", and even entire rigs for purchase and contract. For example, Blowout Preventer Testing is generally done by contractors and not the drilling company.

Rigs

There are a number of companies that provide onshore and offshore drilling equipment for conventional, unconventional, and deepwater oil exploration. These "rigs" are used for a variety of purposes, though most often they are used to try and "strike" oil (exploration) and to get down to it once it's been found (production).

Onshore drilling rigs are usually pretty simple; they are drills attached to platforms that can usually be towed from place to place. Increasingly, as easy-access onshore reserves are being consumed, contractors are outfitting their land rigs with drills, drill bits, controls, and fluids that allow the drills to be maneuvered through trickier geology, which is how regions previously thought to be mature, like the Middle East, are seeing increasing production activity. The offshore sector is much more diversified, as there are many types of offshore drilling rigs:

Jack-ups are rigs that are suspended above the water by retractable legs that are "jacked down" to the sea floor when putting the rig into operation.

Semisubmersibles are rigs that are suspended above the water by large legs that are connected to pontoons suspended below the water level.

Drillships are simply large boats that have been modified with drilling equipment.

Floaters are platforms that float, are outfitted with drilling equipment, and are anchored to the ocean floor with chains.

Currently, the emerging difference between these types of offshore drilling rigs are whether or not they can easily be used for deepwater drilling. Those that float without being anchored down (semisubmersibles, drillships) are much more likely to be outfitted with high-cost, high-risk, high-yield deepwater and ultra-deepwater drills (which can go as deep as 9,111 ft of water) than rigs that must somehow be attached to the ocean floor.

Rig Equipment

While many rig contractors build their own machines, oil rigs are far too complex for any one company to develop every single part required for them to work effectively. Furthermore, a contractor could have rig equipment that is outdated, and might want to spend on upgrades instead of building a new ship. For this reason, rig contractors often turn to equipment suppliers to purchase a range of rig parts, including:

Drill pipes: Drill pipes are the "drills" on oil rigs - they connect the drill bit, which cuts into the earth, to the rig itself. After the rig platform, the drill pipe is the second most important part of a rig; it is also the part of the rig that is second most likely to get damaged, after the drill bit, because it is constantly in contact with the area being worked on. Because of this, when demand for drilling increases, so does demand for drill pipes, though a current decline in land rig capital expenditure means that the positive effect a booming offshore drilling business will have on the drill pipe market will be offset.

Drill bits: Drill bits are the part of the drill that bore into the rock protecting the rich resources underneath. Companies that produce drill bits are benefiting from growth in drilling markets with increasingly complex geology, like Russia and the Middle East, as tough rock and tricky formations mean more broken drill bits - and more replacement sales. Eventually, however, exploring companies are going to get tired of purchasing new drill bits, in which case producers of versatile, high-efficiency bits will benefit.

Fluids: Fluids grease the drill bit, drill pipe, drill machinery - anything that comes in contact with anything else. They are used to keep the drilling equipment lubricated, cool, and moving smoothly, in order to reduce the incidence of damaged hardware. Growth in the market for any other high-contact drilling equipment would necessarily mean growth in the market for drilling fluids.

Completion and Production Equipment

Once oil has been found and a well has been drilled, oil and gas companies must extract it without losing spills, and without incurring environmental damages that could subject them to costly fines. To this end, oilfield services companies provide the technology needed to prepare a well (completion) to get oil and gas out of the ground quickly and efficiently (extraction). Some of the equipment needed for proper completion and extraction includes:

Pumps: Oil companies use pumping equipment to "suck" the hydrocarbons out of a well. A common method of doing this involves pumping a high-pressure gas into the reserve to decrease the weight of the oil and increase the pressure in the well - a technique known as "pressure pumping".

Flow Control Equipment: Once the oil/gas in a reserve has been pressured and is ready leave the well, its flow much be controlled to prevent spilling and accidents while maximizing output. Flow control equipment consists of a complicated series of pumps, pipes, valves, and monitoring devices that are connected from the well to wherever the extracted hydrocarbons are stored. In offshore wells, these setups are called "Christmas trees".

Oil and Gas Transportation

Once oil and natural gas have been extracted, they must be transported from the rigs to refineries, and then from refineries to distribution centers. At sea, they are transported in supersized tankers operated by a number of maritime transportation companies. On land, it is transported through pipelines that can span entire continents, built by companies that rent pipe space to oil and gas vendors.

Recent Marketing Trends

Strong international drilling activity as well as a rebound North America contributed to the rise in earnings for all of the largest oilfield service firms. Rising oil prices led to the rise in global drilling activity and also helped improve the margins of oilfield service firms as well. Some of the top earners in the final quarter of 2010 include:

Schlumberger N.V. (SLB): Earnings of $1.16 billion, a 42% year-on-year increase
Halliburton Company (HAL): Earnings of $625 million, a 29% year-on-year increase
Baker Hughes (BHI):Earnings of $335 million, a 300% year-on-year increase

Several CEOs of oilfield service firms provided positive outlooks for 2011. In particular, oil prices that fall in the $70 - $90 range have the potential of encouraging investment in exploration and production, which would require oilfield service equipment and technology. While the North Sea, West Africa, the Middle East, and Asia are identified as potentially lucrative areas in 2011, operations in Mexico and Russia are predicted to remain relatively weak early in 2011. In 2011, Andrew Gould of Schlumberger expects prices to remain relatively depressed due to the increases in supply from unconventional gas in the US and LNGs globally. Steady natural gas prices are likely to limit the demand for oilfield services by producers.

Marketing

We intend to design products and services that address an unmet or under served need in the marketplace. Based on our experience in the marketplace, we believe our initial focus will be in downhole tool equipment.

Distribution

Development stage oilfield services companies traditionally use either an internal sales force or external independent sales representative firms. Our Company intends to utilize existing independent sales reps for its distribution and sales force.

Major Customers

We are at a development stage and do not have customers at this time. During the last three years we have, through our previous operating business units, sold products and services to Halliburton, Weatherford, Managed Pressure Operations, Kinder Morgan, Conoco Philips, Praxair, BASF, Targa Resources, Mosaic, Enbridge Gas, Columbia Gas and Clean Energy, amongst others, representing upstream, mid-stream and down stream customers.

Sources And Suppliers

Historically, we relied on supply chain providers for raw materials and third parties for any specialty manufacturing, machining, castings, forgings or outside services such as coating.

We do not anticipate having a market position of more than 1% for any of our products or services as they are commercialized in any of the next three years.

Points Of Operation

We maintain an office with privately held Chromatic Industries in a sixty thousand square foot facility that is API Q1 and ISO 9001 status approved in Conroe Texas about thirty miles north of Houston. The Company also has an executive office in the city limits of Houston, Texas.

Government Regulation and Environmental Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety.  In particular, our operations are subject to extensive federal, state and local laws and regulations governing waste disposal, air and water emissions, the handling of hazardous substances, painting product on premises, environmental protection, remediation and workplace exposure.  Hazardous materials used in our operations include lubricants and cleaning solvents.

We believe that we are in substantial compliance with all such laws and do not currently anticipate that we will be required to expend any substantial amounts in the foreseeable future in order to meet current environmental or workplace health and safety requirements.

Although no environmental claims have been made against us and we have not been named as a potentially responsible party by the Environmental Protection Agency or any other entity, it is possible that we could be identified by the EPA, a state agency or one or more third parties as a potentially responsible party under CERCLA or under analogous state laws. If so, we could incur substantial litigation costs to prove that we were not responsible for the environmental damage.

Safety

We are committed to emphasizing and focusing on safety in the workplace.  We currently have a variety of safety programs in place, which include periodic safety meetings and training sessions to teach proper safety work procedures.  We have established “best practices” processes throughout most of our operations to ensure that our employees comply with safety standards that we establish and to ensure full compliance with federal, state and local laws and regulations.  In addition, we intend to continue to emphasize the need for an accident-free workplace.

Risk Management and Insurance

The primary risks in our operations are property damage, workers’ compensation, and third-party bodily injury.  We maintain insurance above certain self-insured limits for liability for bodily injury, third-party property damage, and workers’ compensation, all of which we consider sufficient to insure against these risks.

Intellectual Property

We do not presently own any material property in the form of patents. We do not have any contractual agreement or licensing arrangements for its products. There are no patents held by third parties. We do not have any contractual agreements or licensing arrangements with its suppliers for products.

We intend to develop or license new technologies through our  ongoing product development efforts or negotiations with known inventors. If  there is an invention the Company would pursue intellectual property applications and patents. However, there can be no assurances of any future property developments.

Employees

We have one (1) full time employee. We have several contract consultants for administration and product development. As such,we operate as a virtual company relying on third parties in outsourced relationships.

Our  principal  executive offices are at 710 North Post Oak Road, Suite 400, Houston, Texas, 77024. Telephone (713) 821-3157.

Item 1A.               Risk Factors.

We are a smaller reporting company and accordingly not required to provide the information required by this item.

Item 2.  Financial Information.

MANAGEMENT'S  DISCUSSION  AND ANALYSIS OF FINANCIAL  CONDITION AND RESULTS OF OPERATIONS OR PLAN OF OPERATION

The following discussion should be read in conjunction with the consolidated financial statements and notes. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from Management's expectations. Factors that could cause differences include, but are not limited to, continued reliance on external sources on financing, development risks for new products and services, commercialization delays and customer acceptance risks when introducing new products and services, fluctuations in market demand, pricing for raw materials as well as general conditions of the energy and oilfield marketplace.

Overview

We are a Texas based energy field services company.  We entered the development stage on May 10, 2011 upon the consummation of the sale of substantially all of the assets of KMHVC, Inc. (f/k/a Hemiwedge Valve Corporation), our wholly owned valve design and production subsidiary.  We retained approximately $300,000 in net cash at closing.

We currently employ 1 person. Our executive offices are located at 710 North Post Oak Road, Suite 400, Houston, Texas 77024. Our telephone number is (713) 821-3157 and our Internet address is www.HWEGstockholder.com.

Business Development

Organization

Our predecessor, Global Realty Management Group, Inc., or GRMG, was incorporated in the State of Florida in 1997.  In June 2002, GRMG reincorporated under the laws of the State of Delaware from the State of Florida pursuant to a merger with a newly formed Delaware corporation.  Under the terms of this reincorporation merger, GRMG changed its name from “Global Realty Management Group, Inc.” to “Excalibur Industries, Inc.” in connection with merging with the Excalibur operations.  In October 2005, we changed our name from “Excalibur Industries, Inc.” to “Shumate Industries, Inc.”  In February 2009, we changed our name from “Shumate Industries, Inc.” to “Hemiwedge Industries, Inc.” to emphasize and focus on our valve product technology after the recent sale of assets related to our contract machining business discussed below.  In August 2011, we changed our name to “HII Industries, Inc.”, which name change was required in connection with the May 2011 asset sale discussed below.

Sale of KMHVC, Inc.’s (f/k/a Hemiwedge Valve Corporation) Assets—Discontinued Operations

On May 10, 2011, we, and our wholly owned subsidiary KMHVC, Inc. (f/k/a Hemiwedge Valve Corporation (“HVC”, collectively the “Sellers’) consummated the sale of substantially all of HVC’s assets to Chromatic Industries, Inc. (“Chromatic”). The sale was effected pursuant to an asset purchase agreement (the “HVC Purchase Agreement”) pursuant to which HVC transferred substantially all of its assets and certain enumerated liabilities to Chromatic. in exchange for approximately $7,688,000 payable as follows: (a) Cash in a net amount (after reduction of repayment of the April 5, 2011 and April 29, 2011 promissory notes issued by,  Asymmetric Investments, LLC) equal to $6.032 million, which cash would be paid directly to existing creditors of the Sellers to extinguish Sellers’ debt obligations, with any remainder being paid to the Sellers, and (b) assume scheduled trade account payables and foundry payables of the Sellers not exceeding $1.656 million.  In addition, at Closing, the 3,500,000 warrants to purchase our common stock issued to Asymmetric on April 5, 2011 were forfeited.  We retained approximately $300,000 in net cash at closing.

Sale of Shumate Machine Works’ Assets—Discontinued Operations

On October 8, 2008, we, and our wholly owned subsidiary Shumate Machine Works, Inc. (“Machine Works”) consummated the sale of substantially all of Machine Works’ assets to American International Industries, Inc. (“Purchaser”). The sale was effected pursuant to an asset purchase agreement (the “Purchase Agreement”) pursuant to which Machine Works transferred substantially all of its assets and certain enumerated liabilities to Purchaser. The aggregate purchase price was $6,703,749 consisting of assumption by Purchaser of (i) $5 million of promissory notes due Stillwater National Bank and Trust Company and (ii) $1,703,749 of certain other liabilities, including without limitation, accounts payable of Machine Works.  We also issued 1,401,170 shares of our common stock to Purchaser as a purchase price adjustment of $420,351.

Acquisition of Hemiwedge Assets

On December 5, 2005, we acquired the intellectual property rights to the Hemiwedge® line of products, including the Hemiwedge® valve, from Soderberg Research and Development, Inc. and certain of its affiliates.  The intellectual property rights acquired consist of all patents, trademarks, and internet website relating to the Hemiwedge® product line.  For these intellectual property rights, we paid $138,500 in cash and a two-year, six percent (6%) promissory note in the principal amount of $100,000, payable in 24 equal installments of principal and interest.  In addition, we agreed to deposit: (a) $72,000 into an escrow account, the property of Soderberg Research Inc., to be paid in the form of a monthly advance in the amount of $3,000 for each month of the 24 month period beginning with the month immediately following the closing date; and (b) three percent (3%) of the net sales proceeds collected from customers from: (i) gross revenue from sales of products to which the acquired intellectual property relates, less (ii) sales and/or use taxes, import and/or export duties, outbound transportation costs, and amounts allowed or credited due to returns, which payments shall begin two years after the closing date and continue until March 29, 2013.  The $72,000 in monthly advances shall be credited against the three percent (3%) of the net sales proceeds. In May 2011, this royalty obligation was assumed by Chromatic Industries in connection with their purchase of the Hemiwedge technology and related assets with consent provided by SRD. We have no further obligation to SRD since May 2011.

Plan of Operation

Below is a brief description of our planned activities over the next 12 months:

Months 1 through 3 (August 2011-October 2011)

Finalize data gathering of current down hole tool projects known, summarizing our internal data and historical customer feedback and conclude discussions with oilfield inventors and patent attorneys about any inventions that need a commercialization partner.

Months 4 through 6 (November 2011-January 2012

Review above data to finalize design and development plan of down hole tool or other green energy technology. Conclude budgeting and costs for development plan and align applicable suppliers and outside consultants.

Months 7 through 9 (February 2012-April 2012)

Manage the outside manufacturing of several prototypes for the purposes of validating design and concepts.

Months 10 through 12 (May 2012-July 2012)

Continue development of technology, refining items that didn’t perform, start search for bigger company partnering deals once proof of concept is finalized with prototype.

Results of Operations for the Six Months Ended June 30, 2011 and 2010.

Revenues.We had no revenues for the six months ended June 30, 2011 and 2010, as our industrial valve sales operations have been re-classified as discontinued operations for the periods mentioned above as a result of our sale ofKMHVC, Inc.’s (f/k/a Hemiwedge Valve Corporation) assets in May 2011.

Selling, general, and administrative.  Selling, general and administrative expenses decreased to $168,038, or approximately 19%, for the six months ended June 30, 2011, as compared to $207,233 for the comparable period in 2010. The decrease is primarily attributable to decreased wages paid in 2011.

Gain (loss) on derivatives.We had a gain of $225,836 on derivatives in the six months ended June 30, 2011 as compared to a loss of $71,376 for the comparable period in 2010.  The reason for this was due to certain warrants issued in connection with our convertible notes which required derivative accounting under new accounting guidance adopted in January 2009. In 2011, those warrants reset permanently avoiding future variable or derivative accounting issues for that matter.  However, the 3.5 million warrants issued to Asymmetric Investments, LLC in 2011 qualified as derivatives due to their reset provisions and were accounted for as such.  The liability was closed to derivative gain upon the cancellation of the warrants.

Loss on extinguishment of debt.We had a gain on extinguishment of debt in the six months ended June 30, 2011 of $3,838,682 as compared to a loss of $852,043 in the comparable period in 2010.  The loss on extinguishment of debt in 2010 was related to the accounting of the fair value of warrants issued with notes and the notes being extinguished and reissued with longer maturities. The gain on extinguishment of debt in 2011 was primarily from the settlement of the 2007 bridge loan unsecured debt during the period.

Gain (loss) on liability settlement.We had a gain on liability settlement of $179,408 in the six months ended June 30, 2011 as compared to $0 in the six months ended June 30, 2010.  The gain on settlement for 2011 was primarily related to settlement of the outstanding backout fees with Sunbelt Machine Works.

Interest expense.Our interest expenses increased to $456,056, or 31%, for the six months ended June 30, 2011 as compared to $348,792 for the six months ended June 30, 2010. The increase was primarily attributable to the issuance of 3.5 million warrants to Asymmetric Investements, LLC in connection with their loan to HII during the period.

Income (loss) from discontinued operations.  Our net income from discontinued operations was $4,756,783 (which includes the gain on the sale of the assets of $5,308,531) for the six months ended June 30, 2011 as compared to a net loss from discontinued operations of $435,283 for the six months ended June 30, 2010.  The net income from discontinued operations in the six months ended June 30, 2011 is primarily attributable to our sale of our valve division in May 2011.

Net income (loss).  We had net income of $8,376,615 for the six months ended June 30, 2011 as compared to a net loss of $1,914,727 for the six months ended June 30, 2010. The gain during the six month ended June 30, 2011 was attributed to the sale of substantially all the assets of our valve product line and associated intellectual property in May 2011.  The net loss for the six month period ended June 30, 2010 was primarily attributed to a loss on an extinguishment of debt, general and administrative expenses and interest expense partially offset by a gain on a liability settlement.

Results of Operations for the Twelve Months Ended December 31, 2010 and 2009

Revenues.We had no revenues for the year ended December 31, 2010 and 2009, as our industrial valve sales operations have been re-classified as discontinued operations for the periods mentioned above as a result of our sale of KMHVC, Inc.’s (f/k/a Hemiwedge Valve Corporation) assets in May 2011.

Selling, general, and administrative.  Selling, general and administrative expenses decreased to $469,636, or approximately 49%, for the year ended December 31, 2010, as compared to $919,321 for the comparable period in 2009. The decrease was primarily attributable to lower wage costs from a reduction in force and remaining employees agreeing to reduced wages.

Gain (loss) on derivatives.We had a loss of $4,971 on derivatives in the year ended December 31, 2010 as compared to a gain of $44,968 for the comparable period in 2009.  The reason for this was due to change in the relative fair value of the convertible note warrants at each measurement date under ASC 815. These warrants were permanently reset in connection with the May 2011 transaction and the related note settlement.

Loss on extinguishment of debt.We had a loss on extinguishment of debt of $915,842 in the year ended December 31, 2010 as compared to a loss of $61,044 in the comparable period in 2009.  The increase in our loss on extinguishment of debt for the year ended December 31, 2010 was related to the accounting of the fair value of warrants issued with notes and the notes being extinguished and reissued with longer maturities.

Gain (loss) on liability settlement.We had a loss on liability settlement of $20,913 in the year ended December 31, 2010 as compared to a gain on liability settlement of $415,973 in the year ended December 31, 2009.  The reason for the 2009 gain was due to settlement of the liability that was accrued from an officer indemnification in 2008.

Interest expense.Our interest expenses increased to $724,320, or 37%, for the year ended December 31, 2010 as compared to $527,277 for the year ended December 31, 2009. The increase was primarily attributable to higher levels of interest bearing debt and its related interest expense in 2010 as compared to 2009. During the twelve month period ended December 31, 2010, additional funding was provided by accredited individual investors, supplier credit as well as substantial loan contributions from the then President and CEO.

Net income (loss).  We had net loss of $3,173,926 for the year ended December 31, 2010 as compared to a net loss of $3,425,669 for the year ended December 31, 2009. The decrease was primarily attributable to a lower loss from discontinued operations in 2010 partially offset by higher expenses in connection with the loss on extinguishment of debt during 2010.

Liquidity and Capital Resources

We have financed our operations, acquisitions, debt service, and capital requirements through cash flows generated from operations, debt financing, loans from officers, and issuance of equity securities.  In addition, we sold substantially all of our assets in May 2011 which allowed us to retire all outstanding indebtedness. We had cash of $372,408 and working capital of $483,425 as of June 30, 2011 as compared to cash of $4,440 and a working capital deficit of $8,001,117 as of December 31, 2010.

Net cash used in operating activities for the six months ended June 30, 2011was  $1,637,597 resulting mainly from the settlement of our liabilities as a result of the sale of the Hemiwedge valve product line and related assets. By comparison, net cash used in operating activities for the six months ended June 30, 2010 was $72,480 primarily from the net loss that was partially offset by the loss on extinguishment of debt.

Net cash used in operating activities for the year ended December 31, 2010was $832,416, primarily from the net loss and cash used in continuing operations partially offset by the non-cash loss on extinguishment of debt and accruing expenses. This compares to $1,362,098 in net cash used in operating activities for the year period ended December 31, 2009 primarily from the net loss and cash used in continuing operations partially offset by stock issued for services and accrued expenses.

Our net cash provided by financing activities was $2,021,995 in the six months ended June 30, 2011.  We received proceeds from the sale of HVC’s assets of $1.4 million and proceeds of $670,000 from the issuance of promissory notes, which amount was offset by the repayment of $49,674 in notes payable.  Our net cash provided by financing activities for the six months ended June 30, 2010 was $31,529 consisting of proceeds of $88,000 from the issuance of promissory notes and $4,413 from issuance of common stock due to exercise of warrants which was offset by the repayment of $60,884 in notes payable.

Net cash provided by financing activities was $747,382 for the year ended December 31, 2010, consisting of $175,000 in proceeds from sales of common stock, $208,000 from the issuance of notes payable, $105,000 in loans from related party and $360,344 from the exercise of warrants, which were offset by $150,962 in payments on notes payable.  We also generated $50,000 related to financing activities from our discontinued operations. Our net cash provided by financing activities was $996,253 in the year ended December 31, 2009 resulting from $1,079,000 in proceeds from the issuance of promissory notes which was offset by the payment of $82,747 of notes payable to both third and related parties.

The net increase in cash for the six months ended June 30, 2011 was $367,968 as compared to a net decrease in cash of $47,038 for the six months ended June 30, 2010.

The net decrease in cash for the twelve months ended December 31, 2010 was $98,515 as compared to a net decrease in cash of $286,003 for the twelve months ended December 31, 2009.

Sale of KMHVC, Inc.’s (f/k/a Hemiwedge Valve Corporation) Assets

On May 10, 2011, we, and our wholly owned subsidiary KMHVC, Inc. (f/k/a Hemiwedge Valve Corporation (“HVC”, collectively the “Sellers’) consummated the sale of substantially all of HVC’s assets to Chromatic Industries, Inc. (“Chromatic”). The sale was effected pursuant to an asset purchase agreement (the “HVC Purchase Agreement”) pursuant to which HVC transferred substantially all of its assets and certain enumerated liabilities to Chromatic in exchange for approximately $7,688,000 payable as follows: (a) Cash in a net amount (after reduction of repayment of the April 5, 2011 and April 29, 2011 promissory notes issued by, Asymmetric Investments, LLC) equal to $6.032 million, which cash would be paid directly to existing creditors of the Sellers to extinguish Sellers’ debt obligations, with any remainder being paid to the Sellers, and (b) assume scheduled trade account payables and foundry payables of the Sellers not exceeding $1.656 million.  In addition, at Closing, the 3,500,000 warrants to purchase our common stock issued to Asymmetric on April 5, 2011 were cancelled.  We retained approximately $300,000 in net cash at closing.

Promissory Notes

In March 2009, we issued $100,000 of 10.5% promissory notes and 5 year warrants to purchase 50,000 shares of our common stock at an exercise price of $0.25 per share to two individuals.  The proceeds were used for working capital and general corporate purposes.  The issuances were exempt under Section 4(2) of the Securities Act of 1933, as amended.

From July 2009 through March 2010, we issued $928,000 of 10% notes which, had maturity dates of less than one year and were secured by junior lien on our assets.  The proceeds were used for working capital and general corporate purposes.  The issuances were exempt under Rule 506 of the Securities Act of 1933, as amended.  We also issued 5 year warrants to purchase 2,452,500shares of our common stock with an exercise price ranging from $0.05 to $0.10 in connection with these notes.

In January 2011, we issued a $100,000 10% secured convertible note and 75,000 shares of our common stock in connection with the note  to a single accredited investor.  The proceeds were used for working capital and general corporate purposes.

In February 2011, we issued a $62,000 10% secured convertible note to a related party.   The proceeds were used for working capital and general corporate purposes.

From April to May, 2011, we issued a $900,000 10% secured promissory note and a 15-month common stock warrant to purchase 3,500,000 shares of our common stock at an exercise price of $0.001 per share to a single accredited investor.  The proceeds were used to repay outstanding indebtedness and for working capital and general corporate purposes.

All of these promissory notes were repaid with the proceeds our May 2011 sale of substantially all of our assets related to our valve division.

June 2010 Amended and Restated Loan Documents

Pursuant to the provisions of an Assignment of Note, Loan Documents and Security Interests (“Assignment Agreement”) dated June 30, 2010 by and among Stillwater National Bank and Trust Company (the “Bank”), as assignor, and Eads Investments I, LLC and D. Bradley McWilliams (collectively, “New Lenders”), as assignees, the New Lenders purchased from the Bank all outstanding indebtedness and obligations (“Prior Indebtedness”) of Hemiwedge Industries, Inc. (the “Corporation”) and its subsidiary, Hemiwedge Valve Corporation (“Subsidiary”)  (collectively, “Borrowers”) under and pursuant to the Loan and Consolidation Agreement and certain other loan documents, each  dated September 30, 2008 among Borrowers, certain other parties and the Bank (collectively the “Prior Loan Documents”).

As a condition of the purchase of the Prior Indebtedness by the New Lenders from the Bank under the Assignment Agreement, the Bank agreed to release the Borrowers from all obligations and indebtedness to the Bank under the Original Loan Documents pursuant to the terms of a Consent and Release Agreement dated June 30, 2010.

As a condition of (a) the purchase by the New Lenders of the Prior Indebtedness and all obligations of Borrowers to the Bank under the Prior Loan Documents and (b) the agreement by the New Lenders to extend and renew the Prior Indebtedness and obligations of the Borrowers under the Prior Loan Documents and (c) the Lenders’ forbearance from accelerating the loans and Prior Indebtedness under the Prior Loan Documents, we entered into an Amended and Restated Loan Agreement and certain other loan documents and security agreements with the New Lenders (“New Loan Documents”) all dated June 30, 2010 evidencing our indebtedness and granting certain security interests to the New Lenders (“New Indebtedness”).

The New Loan Documents dated June 30, 2010 consisted of:  (i) an Amended and Restated Loan Agreement (the “Loan Agreement”) by and among us and the New Lenders; (ii) a 10% Amended and Restated Promissory Note in the aggregate principal amount of $706,125 issued by the Corporation and the Subsidiary in favor of the New Lenders (the “Note”); (iii) an Amended and Restated Security Agreement by and among the Corporation, the Subsidiary and the New Lenders (the “Security Agreement”); and (iv) a Stock Pledge and Security Agreement between the Corporation and the New Lenders (the “Pledge Agreement”).

In addition, we  issued New Lenders 5-year common stock purchase warrants (the “Warrants”) to purchase 2,875,000 shares of our common stock (“Warrant Shares”) at an exercise price of $0.10 per share”); provided that the amount of Warrant Shares shall be reduced to 575,000 shares of Common Stock at a purchase price of $0.10 per share if, on or before August 15, 2010 either (i) New Lenders sell all (but not less than all) of their interest in Note to a third party for the full outstanding balance thereunder, or (ii) the Note is paid in full plus all interest and costs (without duplication) owed thereon (including attorney fees of New Lenders) all in the form and substance satisfactory to the New Lenders.

The Note had a maturity date of June 30, 2011.  Interest accrues on the Note at a rate of 10% and is to be paid on September 30, 2010, December 31, 2010, March 31, 2011 and the balance due on the Maturity Date.  At the Corporation’s option, interest may be paid in Common Stock at a rate of 5,000 shares of Common Stock per day (the “Interest Common Stock”).

The Note was secured by a pledge of all of our (and our subsidiary’s) assets under the terms of the Security Agreement.  In addition, we pledged its shares of subsidiary’s common stock as additional security for the Note.

These obligations were repaid with the proceeds our May 2011 sale of substantially all of our assets related to our valve division.

Liquidity and Capital Requirements

As of the date of this report, we do believe that we will be able to fund our operations for the next 12 months.    The closing of our sale of the Hemiwedge valve assets on May 10, 2011, allowed us to repay all outstanding indebtedness.  We currently only have one employee and sublease our office space on a month to month basis.

Critical Accounting Policies

Our discussion and analysis of our financial conditions and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States.  The preparation of financial statements requires managers to make estimates and disclosures on the date of the financial statements.  On an on-going basis, we evaluate our estimates, including, but not limited to, those related to revenue recognition.  We use authoritative pronouncements, historical experience, and other assumptions as the basis for making judgments.  Actual results could differ from those estimates.  We believe the following critical accounting policies affect our more significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

Product sales revenue is recognized when persuasive evidence of an arrangement exists, the sale is complete, the price is fixed or determinable, and collectability is reasonably assured.  This typically occurs when the order is shipped.  Shipping terms are FOB shipping and title passes to the customer at the time the product is shipped.  Customers have the right to inspection and acceptance for generally up to five days after taking delivery.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.  The allowance for doubtful accounts represents our estimate of the amount of possible credit losses existing in our accounts receivable.  We determine the allowance based on management’s estimate of likely losses based on a review of current open receivables and our historical write-off experience.  We review the adequacy of our allowance for doubtful accounts quarterly.  Significant individual accounts receivable balances and balances which have been outstanding greater than 90 days are reviewed individually for collectability.  Account balances, when determined to be uncollectible, are charged against the allowance.

Inventory

Inventory is stated at the lower of cost (average cost for raw materials, for work-in-process and finished goods) or market.  Slow-moving inventories are periodically reviewed for impairment in value.  Work-in-process and finished goods include labor, materials and production overhead.

Discontinued Operations

On May10, 2011, we entered into an Asset Purchase Agreement with Chromatic Industries, Inc. pursuant to which we agreed to sell the assets of Hemiwedge Valve Corporation, subject to certain closing conditions.  This transaction closed on May 10, 2011.

The depreciable assets of Hemiwedge Valve Corporation were depreciated through the date of Board approval and then the cost and accumulated depreciation was moved to a long term asset account identified as "Assets held for sale."

Prior year financial statements have been restated to present the operations of Hemiwedge Valve Corporation as discontinued operations.

The assets and liabilities of the discontinued operations are presented separately under the captions "Current assets from discontinued operations," “Assets held for sale,” "Current liabilities from discontinued operations," and “Long-term liabilities from discontinued operations” respectively, in the accompanying Balance Sheets at December 31, 2010 and 2009.  The results of operations are presented under the caption “Income (loss) from discontinued operations” in the accompanying Consolidated Statement of Operations for the years ended December 31, 2010 and 2009 and the six months ended June 30, 2011 and 2010.

Item 3.  Properties.

Our executive offices are located at 710 North Post Oak Road, Suite 400, Houston, Texas 77024 where we lease an executive office for $350 month, on a month-to-month lease.

In addition, until August 10, 2011, we leased 60,000 square feet in Conroe Texas of a manufacturing facility that is API Q1 and ISO9001 approved. The lease cost was $24,950 per month, with annual increases of 2% each May. This lease was terminated on August 10, 2011.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information as of August 31, 2011 as to each person or group who is known to us to be the beneficial owner of more than 5% of our outstanding voting securities and as to the security and percentage ownership of each of our executive officers and directors and of all of our officers and directors as a group.  As of August 31, 2011 we had 33,820,183 shares of common stock outstanding.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities.  Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this Registration Statement are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name And Address(1)	Number Of Shares Beneficially Owned		Percentage Owned
Matthew C. Flemming	1,456,350	(2)	4.30%
Kenton Chickering III	1,562,676	(3)	4.60
Leo B. Womack	626,292	(4)	1.84

All directors and officers as a group (3 persons)	3,645,318		10.65%
 *Less than 1%.
(1)	Unless otherwise noted, the address is c/o HII Technologies, Inc., 710 N. Post Oak Road, Suite 400, Houston, Texas, 77024.

(2)	Includes 40,000 shares subject to presently exercisable options.

(3)
Includes 140,000 shares underlying presently exercisable options; 12,700 shares of common stock held by Mr. Chickering’s wife, and 50,000 held in an account for Mr. Chickering’s grandchildren, under which account Mr. Chickering is the custodian.

(4)	Includes 110,792 shares held by a trust of which Mr. Womack is a trustee, 110,000 shares underlying presently exercisable options, 5,500 shares underlying presently exercisable warrants.

Item 5. Directors and Executive Officers.

Set forth below is certain information concerning our directors and executive officers:

Name	Age	Position
Matthew C. Flemming	42	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director
Kenton Chickering III	76	Director
Leo B. Womack	68	Director

Matthew C. Flemming is a our Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary, and director.  Mr. Flemming also currently serves as a Chief Financial Officer of a private media company. From June 1999 to March 2001, he served as Chief Executive Officer of WorldByNet, Inc. a Houston, Texas based privately held Internet start-up company. From January 1994 to May 1999, Mr. Flemming served as Chief Executive Officer of FARO Pharmaceuticals, Inc., a privately held specialty products company.  From May 1991 to December 1993, he was a Series 7 licensed financial advisor with Eppler, Guerin and Turner, a regional investment banking firm in the southwest at that time.  Mr. Flemming received a Bachelor of Arts in Finance from the University of Houston.  Mr. Flemming is a former officer of Excalibur Holdings, Inc., Excalibur Aerospace, Excalibur Steel, and Excalibur Services, all former direct or indirect subsidiaries of our company, prior to their respective filings for bankruptcy protection.  Mr. Flemming has served as a director and as Chief Financial Officer since April 2002.

Kenton “Ken” Chickering III is a director.  Until May 11, 2011, Mr. Chickering also served as our President and Chief Executive Officer.  Mr. Chickering was appointed to President and Chief Executive Officer on October 8, 2008 and became a director of our company on September 12, 2006.  From 1976 to 1999, Mr. Chickering held various positions with Daniel Industries and Daniel Valve Co., including Executive Vice President, Vice President of Sales and Marketing 1984-1988, and President of Daniel Valve Company from 1988-2003. In 1999, Emerson Electric Co. (NYSE:EMR) purchased Daniel Valve Company. Later it was sold to SPX Corporation (NYSE: SPW) in 2002.  From 2003 to 2005, Mr. Chickering was Vice President of Development for SPX Valves & Controls, a division of SPX.  Daniel Valve Company is a global manufacturer and marketer of valves for applications such as pipelines, loading and unloading terminals.  From 1962 to 1976, Mr. Chickering was the Regional Manager for the eastern U.S. and Saudi Arabia for General Valve Co., a company that manufactured and marketed an expanding plug valve for pipeline service, which now is a part of Cameron International.  Prior thereto, Mr. Chickering served three years as a petroleum officer in the U.S. Air Force and was a petroleum engineer with Humble Oil, a company that was subsequently acquired by Exxon.  Mr. Chickering received his B.S. in Petroleum Engineering from the University of Oklahoma in 1957.  Mr. Chickering was the Chairman of the Valve Manufacturing Association in 1998.  Mr. Chickering was also the Pipeline Committee Chairman of the ASME Petroleum Division in 1990 and the Chairman of the Petroleum Division Executive Committee in 1996.

Leo B. Womack is a director.  Mr. Womack has been the President of Gulf Equities Realty Advisors, Inc., a diversified real estate portfolio management company, since 1986.  He has also been the Chairman of Fairway Medical Technologies, Inc., a medical device company and a portfolio company of the Baylor College of Medicine Venture Fund since 1996.  From 1969 to 1978, Mr. Womack was the managing partner of a local and later national CPA firm. He has served on the Board and as Chairman of the Houston Angel Network and on National Committees of the Angel Capital Association.  He is and has served on the Board of Directors of several public companies and currently serves as Audit Committee Chair and Director of Hemiwedge Industries.  Mr. Womack is licensed as a CPA and holds other professional licenses. He is a Director of SHAPE, The Society for Heart Attack Prevention and Eradication as well as numerous startup companies.

Director Independence

Our Board of Directors has determined that Mr. Womack and Mr. Chickering is “independent” as defined under the standards set forth in Section 121A of the American Stock Exchange Company Guide.  In making this determination, the Board of Directors considered all transactions set forth under “Certain Relationships and Related Transactions” below.  Mr. Chickering was not independent in the year ended December 31, 2010.  Mr.. Womack and Mr. Chickering are members of Audit, Compensation, and Nomination and Governance Committees.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has, during the past five years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or

•
been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

During 2004, Excalibur Steel, Excalibur Services, and Excalibur Aerospace, and during 2005 Excalibur Holdings, Inc., had their debts and liabilities discharged in bankruptcy.  Mr. Flemming who is currently an officer and member of our Board of Directors was an officer and director during these periods. Excalibur Steel, Excalibur Services, Excalibur Aerospace, and Excalibur Holdings, Inc. are all former direct or indirect subsidiaries of our company.

None of our remaining officers or directors has had any bankruptcy petition filed by or against any business of which he was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time other than Mr. Flemming as discussed above.

Information about our Board and its Committees.

Our Board of Directors held 3 formal meeting during fiscal 2010, and the Board of Directors acted by unanimous written consent on 17 occasions during fiscal 2010.

Audit Committee.  Our Board of Directors established an Audit Committee which became active in April 2002.  Our entire Board of Directors has served to act as the Audit Committee.  We have determined that Mr. Womack is an “audit committee financial expert” as such term is defined under the rules and regulations of the Securities Exchange Act of 1934, as amended.

The Audit Committee provides assistance to our board in satisfying its fiduciary responsibilities relating to our financial statements, financial reporting process, systems of internal accounting and financial controls and the annual independent audit of our financial statements.  The Audit Committee is responsible for appointing or replacing the independent auditors, and approves all audit engagement fees and terms and all non-audit engagements with the independent auditors.

The Audit Committee operates under a written charter adopted by our Board of Directors.  Our Audit Committee held 3 meetings, all in conjunction with formal board meetings, in fiscal 2010.

Compensation Committee.  On August 2, 2006, our Board of Directors established a Compensation Committee.  Our Compensation Committee consists of our entire Board of Directors.

The Compensation Committee’s basic responsibility is to review the performance and development of our management in achieving corporate goals and objectives and to assure that our senior executives are compensated effectively in a manner consistent with our strategy, competitive practice, and the requirements of the appropriate regulatory bodies. Toward that end, this committee oversees, reviews, and administers all of our compensation, equity, and employee benefit plans and programs. In addition, The Compensation Committee has the authority and responsibility to determine all aspects of executive compensation packages for executive officers and makes recommendations to the Board of Directors regarding the compensation of non-employee directors.  This committee did not have an material actions during fiscal 2010.

Nomination and Governance Committee.

On August 2, 2006, our Board of Directors established a Nominating and Governance Committee, Our Nomination and Governance Committee consists of our entire Board of Directors.

The Nomination and Governance Committee is responsible for overseeing, reviewing and making periodic recommendations concerning our corporate governance policies, and for recommending to the full Board of Directors candidates for election to the Board of Directors. This committee held one meeting during the last fiscal year in conjunction with a formal board meeting.

Nominees for the Board of Directors should be committed to enhancing long-term stockholder value and must possess a high level of personal and professional ethics, sound business judgment, and integrity. The Board of Directors’ policy is to encourage selection of directors who will contribute to our overall corporate goals.  The Nomination and Governance Committee may from time to time review the appropriate skills and characteristics required of board members, including such factors as business experience, diversity, and personal skills in oil & gas, technology, engineering, finance, marketing, sales, international business, financial reporting and other areas that are expected to contribute to an effective Board of Directors.  In evaluating potential candidates for the Board of Directors, the Nomination and Governance Committee considers these factors in the light of the specific needs of the Board of Directors at that time.

In recommending candidates for election to the Board of Directors, the Nomination and Governance Committee considers nominees recommended by directors, officers, employees, stockholders and others, using the same criteria to evaluate all candidates. The Nomination and Governance Committee reviews each candidate’s qualifications, including whether a candidate possesses any of the specific qualities and skills desirable in certain members of the Board of Directors.  Evaluations of candidates generally involve a review of background materials, internal discussions, and interviews with selected candidates as appropriate.  Upon selection of a qualified candidate, the Nomination and Governance Committee would recommend the candidate for consideration by the full Board of Directors.  The Nomination and Governance Committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.  To recommend a prospective nominee for the Nomination and Governance Committee’s consideration, submit the candidate’s name and qualifications to our Secretary in writing to the following address: HII Technologies, Inc., Attn: Secretary, 710 North Post Oak Road, Suite 400, Houston, Texas 77024.  When submitting candidates for nomination to be elected at the Company’s annual meeting of stockholders, stockholders must also follow the notice procedures and provide the information required by our bylaws.

In particular, for the Nomination and Governance Committee to consider a candidate recommended by a stockholder for nomination at the 2012 Annual Meeting of Stockholders, the recommendation must be delivered or mailed to and received by our Secretary between December 1, 2011 and December 31, 2011 (or, if the 2012 annual meeting is not held within 30 days of the anniversary of the date of the 2011 annual meeting, within 10 days after our public announcement of the date of the 2012 annual meeting).  The recommendation must include the following information to be considered at an annual meeting:

•	The stockholder’s name and address and the beneficial owner, if any, on whose behalf the nomination is proposed;

•	The stockholder’s reason for making the nomination at the annual meeting, and the signed consent of the nominee to serve if elected;

•	The number of shares owned by, and any material interest of, the record owner and the beneficial owner, if any, on whose behalf the record owner is proposing the nominee;

•	A description of any arrangements or understandings between the stockholder, the nominee and any other person regarding the nomination; and

•
Information regarding the nominee that would be required to be included in our proxy statement by the rules of the Securities and Exchange Commission, including the nominee’s age, business experience for the past five years and any other directorships held by the nominee.

Report of the Audit Committee

Our Audit Committee has issued the following report:

Management is responsible for our internal controls, financial reporting process, and compliance with laws and regulations and ethical business standards.  The independent auditor is responsible for performing an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon.  The Audit Committee’s responsibility is to monitor and oversee these processes on behalf of the Board of Directors.  In this context, the Audit Committee has reviewed and discussed with management and the independent auditors our audited financial statements.  The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).  In addition, the Audit Committee has received from the independent auditors the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from us and our management.  Moreover, the Audit Committee has considered whether the independent auditor’s provision of other non-audit services to us is compatible with the auditor’s independence.  In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our registration statement on Form 10 for filing with the Securities and Exchange Commission.  By recommending to the Board of Directors that the audited financial statements be so included, the Audit Committee is not opining on the accuracy, completeness, or fairness of the audited financial statements.

Leo B. Womack, Chairman
Kenton Chickering III
Matthew C. Flemming

AUDIT COMMITTEE

Communications with the Board of Directors

Stockholders can send communications to the Board of Directors by sending a certified or registered letter to the Chairman of the Board, care of the Secretary, at our main business address set forth above.  Communications that are threatening, illegal, or similarly inappropriate, and advertisements, solicitations for periodical or other subscriptions, and other similar communications will generally not be forwarded to the Chairman.

Item 6. Executive Compensation.

The following table sets forth the compensation paid to the Chief Executive Officer and our other executive officers for services rendered during the fiscal years ended December 31, 2010, and 2009.

Summary Compensation Table
				Stock	Option		All Other
Name and Position	Year	Salary	Bonus	Awards ($)	Awards ($)		Compensation			Total ($)
Matthew C. Flemming	2010	$173,784	$6,365	–	$		$			$180,149
President and Chief Executive Officer (since May 2011) and Chief Financial Officer, Secretary and Treasurer	2009	120,109	1,890	–		–		6,900	[1]	128,899

Kenton Chickering	2010	$80,846	–	–	$		$			$80,846
President and Chief Operating Officer (until May 2011)	2009	57,739	720			–		4,455	[2]	62,914

Russell T. Clark Vice President and Chief Operating Officer (until September 2, 2009)	2009	$43,360	–	–	$			$2,220	[3]	$45,580

(1)	Includes $6,900 for car allowance in 2009.

(2)	Includes $4,455 car allowance in 2009.

(3)	Includes $2,220 for car allowance in 2009.

Outstanding Equity Awards

There were two outstanding stock option awards as of December 31, 2010. Mr. Flemming has 40,000 options to purchase our common stock at $0.25 exercise price expiring on December 18, 2013, and Mr. Chickering has 50,000 options to purchase our common stock at .50 exercise price expiring on September 12, 2011.

Employment Agreements

We currently have an employment agreement with Matthew C. Flemming.  The term of Mr. Flemming’s agreement term currently operates on successive three-month periods, with the current period ending October 10, 2011.

A description of the material terms of Mr. Flemming’s agreement is set forth below.

Matthew C. Flemming.  We entered into an employment agreement with Matthew C. Flemming pursuant to which we employ Mr. Flemming as our Executive Vice President and Chief Financial Officer. The agreement is for an initial term of three years and continues for successive three month periods thereafter.  The Agreement provides for an annual base salary during the term of the agreement of $180,000, subject to potential upwards adjustments at the discretion of the Compensation Committee of the Board of Directors. Mr. Flemming may also receive bonuses at the discretion of the Compensation Committee payable in cash, options or common stock.

The agreement also contains the following material provisions: (i) reimbursement for all reasonable travel and other out-of-pocket expenses incurred in connection with his employment; (ii) four (4) weeks paid vacation leave, which shall entitle Mr. Flemming to a cash payment for any unused vacation time at the end of each fiscal year; (iii) medical, dental and life insurance benefits; (iv) an $800 per month automobile allowance; and (vi) 24 month non-compete/non solicitation terms. Mr. Flemming voluntarily cancelled his automobile allowance and reduced his wage rate during 2009. He is also currently discussing modifying his current employment agreement to permanently lower its wage rate by the fourth quarter 2011 and to meet with the Compensation Committee of the Board of Directors in an effort to finalize the change by the fourth quarter of 2011.

Potential Payments upon Termination

None.

Compensation of Directors

The following table sets forth the compensation paid to each director (other than compensation set forth under Executive Compensation) for services rendered during the fiscal year ended December 31, 2010.

Fees Earned or
	Paid in	Stock	Option	All Other
Name	Cash	Awards ($)	Awards ($)	Compensation	Total ($)
Leo B. Womack	–	–	–	–	–

All directors receive reimbursement for reasonable out-of-pocket expenses in attending Board of Directors meetings and for promoting our business.  Our independent director Leo B Womack received $25,000 in cash for directors fees for his service in 2010 and has not received any fees for 2011.

From time to time we may engage certain members of the Board of Directors to perform services on our behalf.  In such cases, we compensate the members for their services at rates no more favorable than could be obtained from unaffiliated parties.  Other than as set forth above, we did not engage any members of the Board of Directors to perform services our behalf in 2010.

Code of Ethics

We have adopted a code of ethics that applies to the principal executive officer and principal financial and accounting officer.  We will provide to any person without charge, upon request, a copy of our code of ethics.  Requests may be directed to our principal executive offices at 710 North Post Oak Road, Suite 400, Houston Texas 77024.

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

On various dates from July 6, 2010 through August 24, 2010, we borrowed $105,000 from Kenton Chickering III, who is currently one of our directors and during 2010 was our Chief Executive Officer.  We also borrowed $239,000 from Mr. Chickering in 2009.  We also borrowed $142,000 from Mr. Chickering in 2011. As of April 30, 2011, the total principal amount owed to Mr. Chickering was $474,000.  The outstanding principal plus interest in the amount of $520,109 was paid in full by us in May 2011.

We believe that the foregoing transactions were in our best interests. Consistent with Section 144 of the Delaware General Corporation Law, it is our current policy that all transactions between us and our officers, directors and their affiliates will be entered into only if such transactions are approved by a majority of the disinterested directors, are approved by vote of the stockholders, or are fair to us as a corporation as of the time it is us at is authorized, approved or ratified by the board. We will conduct an appropriate review of all related party transactions on an ongoing basis, and, where appropriate, we will utilize our audit committee for the review of potential conflicts of interest.

Director Independence

Our Board of Directors has determined that Mr. Womack and Mr. Chickering is “independent” as defined under the standards set forth in Section 121A of the American Stock Exchange Company Guide.  In making this determination, the Board of Directors considered all transactions set forth under “Certain Relationships and Related Transactions” below.  Mr. Chickering was not independent in the year ended December 31, 2010.  Mr. Womack and Mr. Chickering are members of Audit, Compensation, and Nomination and Governance Committees.

Item 8. Legal Proceedings.

Sunbelt.

On June 23, 2008, Sellers received notice from Sunbelt Machine Works Corporation of its intention to seek arbitration in Houston, Harris County Texas relating to the $150,000 termination payment due under (and in connection with the termination of) that certain Stock Purchase Agreement dated August 17, 2007. Sellers failed to make the first 3 installment payments of $37,500 to Sunbelt on each of October 25, 2007, February 20, 2008, and June 20, 2008, as required under the Stock Purchase Agreement. Sunbelt had threatened litigation regarding this matter in April 2008, and Sellers were unable to come to terms on a settlement. Sunbelt is seeking an award of $150,000 and reasonable attorney’s fees, expenses and costs incurred to enforce their contractual rights. Sellers have recorded $251,495 in accrued expenses in Sellers’ financial statements to reflect this contingency.   On July 14, 2008, Sellers entered into a letter agreement with Sunbelt pursuant to which Sunbelt agreed to withdraw the notice of arbitration until November 1, 2008, in exchange for an immediate payment of $1,000 and installment payments of $500 on the 1st and 15th of each month until November 1, 2008. On October 8, 2008, Sellers entered into a letter agreement with Sunbelt under which Sellers agreed to pay Sunbelt $75,000 in full satisfaction of this matter; provided, however, that payment must be received by Sunbelt within 90 days of the date of the letter for such settlement to be effective.

On August 15, 2011 we entered into an agreement with Sunbelt under which we agreed to pay them $73,500 on or before August 22, 2011 in satisfaction of all amounts due them.  We made the required payment timely.  We have no further obligations to Sunbelt on this matter.

Accuturn Machine Shop claim.

Accuturn filed suit against HVC earlier this year for lack of payment for outside machining services on behalf of HVC.  The claim is for the amount due by vendor is for $14,177.60 including attorneys fees. Hemiwedge has agreed to pay this amount in May subject to this closing.

A motion to dismiss was filed with the County Civil Court of Harris County Texas on May 18, 2011, in connection with our payment of $12,000 on May 12, 2011 and we have no further obligations to Accuturn on this matter.

Layer Financial

On May 23, 2011, we filed a lawsuit against Layer Financial, Inc. in the Superior Court of the State of California, County of Orange (Case No. 30-20111-00477466) alleging breach of contract, fraud and conversion in connection with a deposit paid by us under a letter agreement for a proposed equipment lease.  We have requested damages in the amount of $12,760.00 plus punitive damages, cost of suit and reasonable attorneys’ fees.

On June 30, 2011, Layer Financial filed a counterclaim against us, alleging fraud in our presentation of our financial condition in connection with our application for an equipment lease.  Layer is seeking $16,360 in damages, punitive damages, cost of suit and reasonable attorneys’ fees.

We are continuing review of our options in this matter and intend to pursue the claim vigorously.

American International Industries, Inc.

On May 6, 2011, we sent a letter to American International Industries, Inc. (“American”) demanding payment of $157,817 plus any additional penalties and interest continuing to accrue until payment in full is made relating to the IRS tax liability of Shumate Machine Works, Inc. (“SMW”) which American assumed under that certain Asset Purchase Agreement dated as of August 29, 2008 by and among American International Industries, Inc., Shumate Machine Works, Inc. and Hemiwedge Industries, Inc. (f/k/a Shumate Industries, Inc.).  American assumed the IRS tax liability of SMW, which liability was under a payment plan with the IRS.  American has denied liability for this amount.

OnAugust 15, 2011 we filed a Demand for Arbitration with the American Arbitration Association.

We are continuing review of our options in this matter and intend to pursue the claim vigorously.

Item 9.	Market Price of and Dividends of the Registrant’s Common Equity and Related Stockholder Matters.

Market information

There is no established public trading market in our common stock. Our securities are not listed for trading on any national securities exchange nor are bid or asked quotations reported in any over-the-counter quotation service.

Our common was stock traded on the OTC Bulletin Board under the symbol “HWEG.OB” from February 19, 2009 until February 9, 2011, the date on which the Securities and Exchange Commission issued its order revoking the registration of the common stock of HII Technologies, Inc.  Before that date our common stock traded on the OTC Bulletin Board under the symbol “SHMT.OB” October 20, 2005.  Before that date, our common stock traded on the OTC Bulletin Board under the symbol “EXCB.OB” since June 10, 2002.  Before that date, our common stock traded on the OTC Bulletin Board under the symbol “GRMA.OB,” and before that, it traded on the OTC Bulletin Board under the symbol “GRMG.OB.”  The following table shows the high and low bid prices for our common stock for each quarter since January 1, 2009 as reported by the OTC Bulletin Board.

We consider our stock to be “thinly traded” and any reported sale prices may not be a true market-based valuation of our stock.  Some of the bid quotations from the OTC Bulletin Board set forth below may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

2011 (OTC Bulletin Board)	High Bid	Low Bid
First quarter	$0.18	$0.05

2010 (OTC Bulletin Board)	High Bid	Low Bid
First quarter	$0.51	$0.03
Second quarter	0.30	0.12
Third quarter	0.21	0.10
Fourth quarter	0.19	0.09

2009 (OTC Bulletin Board)	High Bid	Low Bid
First quarter	$0.22	$0.06
Second quarter	0.21	0.02
Third quarter	0.10	0.01
Fourth quarter	0.10	0.05

As of August 31, 2011, there were 33,820,183 shares of common stock outstanding, which were held by approximately 390 record stockholders.  This does not include an indeterminate number of beneficial shareholders whose shares are held by brokers in street name.In addition, we have reserved 465,000 shares of common stock for issuance of awards under our equity compensation plans described in further detail below and 6,274,547 shares for issuance upon exercise of outstanding warrants.

33,820,183 shares of our common stock were previously either registered under the Securities Act, of which 28,378,777 shares relate to non-affiliates. Shares of our common stock that are restricted securities will be eligible for resale in compliance with Rule 144 ("Rule 144") or Rule 701 ("Rule 701") of the Securities Act following the effectiveness of this Form 10, subject to the requirements described below.  "Restricted Securities," as defined under Rule 144, were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act.  These shares may be sold in the public market only if registered or if they qualify for an exemption from registration, such as Rule 144 or Rule 701, which rules are summarized below.  These shares will generally become available for sale in the public market as follows:

☐	Approximately 29,378,777 restricted shares will be eligible for immediate sale upon the effectiveness of this Form 10;

☐
Approximately 4,426,326 restricted shares will be eligible for sale in the public market 90 days after the effectiveness of this Form 10, subject to the holding period, volume, manner of sale and other limitations, where required, under Rule 144 and Rule 701.

Rule 144

Below is a summary of the requirements for sales of our common stock pursuant to Rule 144, as in effect on the date of this Form 10, after the effectiveness of this Form 10:

Affiliates

Affiliates will be able to sell their shares under Rule 144 beginning 90 days after the effectiveness of this Form 10, subject to all other requirements of Rule 144.  In general, under Rule 144, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed one percent of the number of shares of our common stock then outstanding.  Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

 Persons who may be deemed to be our affiliates generally include individuals or entities that control, or are controlled by, or are under common control with, our company and may include our directors and officers, as well as our significant stockholders.

Non-Affiliates

For a person who has not been deemed to have been one of our affiliates at any time during the 90 days preceding a sale, sales of our shares of common stock held longer than six months, but less than one year, will be subject only to the current public information requirement and can be sold under Rule 144 beginning 90 days after the effectiveness of this Form 10.  A person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 upon the effectiveness of this Form 10.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this Form 10, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement.  Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the effective date of this Form 10 before selling their shares under Rule 701.

Registration Rights

None of our outstanding shares are subject to registration rights.

Dividend Policy

We have not paid cash dividends since our inception and we do not contemplate paying dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans.  The following provides information concerning compensation plans under which our equity securities are authorized for issuance as of December 31, 2010:

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)(2)	1,687,000	$0.45	1,937,840
Equity compensation plans not approved by security holders (3)	120,000	$1.50	–
Total	1,807,000	$1.43	1,937,840

(1)
2005 Stock Incentive Plan.On April 29, 2005, our board of directors adopted, and on October 19, 2005, our stockholders approved, our 2005 Stock Incentive Plan.  The purpose of the plan is to further align the interests of employees, directors and non-employee consultants with those of the stockholders by providing incentive compensation opportunities tied to the performance of the common stock and by promoting increased ownership of the common stock by such individuals.  The plan is also intended to advance the interests of the company and its shareholders by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the company’s business is largely dependent.  We are permitted to grant awards of stock options, stock awards, and restricted stock awards under the plan.  The maximum aggregate number of shares of common stock that may be issued and sold under all awards granted under the plan is 10,000,000 shares, and as of December 31, 2010, we have issued 8,462,140 shares under the plan, and there are options to purchase 955,000 shares outstanding under this plan.

(2)
2001 Stock Option Plan.  On April 8, 2002, we assumed the 2001 Excalibur Holdings, Inc. Stock Option Plan, which was approved by the securities holders of Excalibur Holdings prior to our assumption of the plan.  We are authorized to issue options to purchase up to 285,714 shares under this plan.  As of December 31, 2010, there were zero options to purchase shares outstanding under this plan.

(3)
Individual Option and Warrant Grants.  We have granted warrants on an individual basis.  We have granted no options on an individual basis.  Of the warrants we have granted on an individual basis for compensatory services, there are currently warrants to purchase in the aggregate up to 120,000 shares of our common stock at a weighted average price of $1.50 per share.

Item 10.      Recent Sales of Unregistered Securities.

In March 2009, we issued $100,000 of 10.5% promissory notes and 5 year warrants to purchase 50,000 shares of our common stock at an exercise price of $0.25 per share to two individuals.  The proceeds were used for working capital and general corporate purposes.  The issuances were exempt under Section 4(2) of the Securities Act of 1933, as amended.

In May 2009, we issued 400,000 shares of our common stock in consideration of services rendered.  The issuance was exempt under Section 4(2) of the Securities Act of 1933, as amended.

From July 2009 through March 2010, we issued $928,000 of 10% notes which, had maturity dates of one year or less and were secured by junior lien on our assets.  The proceeds were used for working capital and general corporate purposes.  The issuances were exempt under Rule 506 of the Securities Act of 1933, as amended.  We also issued 5 year warrants to purchase 2,452,500 shares of our common stock with an exercise price ranging from $0.05 to $0.10 in connection with these notes.

In July 2009, we issued 233,334 shares of our common stock in consideration of cancellation of indebtedness.  The issuance was exempt under Section 4(2) of the Securities Act of 1933, as amended.

In September 2009, we issued a five year common stock purchase warrant to purchase 25,000 shares of our common stock at an exercise price of $0.05 per share in consideration of a $20,000 loan made by such individual.  The issuance was exempt under Section 4(2) of the Securities Act of 1933, as amended.

In September 2009, we issued 400,000 shares of our common stock to a director in consideration of services rendered.  The issuance was exempt under Section 4(2) of the Securities Act of 1933, as amended.

In December 2009, we issued 344,720 shares of our common stock as consideration for cancellation of outstanding indebtedness.  The issuance was exempt under Section 4(2) of the Securities Act of 1933, as amended.

In December 2009, we issued 100,000 shares of our common stock in consideration of the assignment of certain technology to us.  The issuance was exempt under Section 4(2) of the Securities Act of 1933, as amended.

In December 2009, we issued a 5 year common stock warrant to purchase 800,000 shares of our common stock at an exercise price of $0.10 in consideration of services provided.  The issuance was exempt under Section 4(2) and/or Rule 506 of the Securities Act of 1933, as amended.

In December 2009, we issued warrants to purchase 612,500 shares of our common stock in consideration of our 10% noteholders agreeing to extend the maturity dates on their notes.  The issuance was exempt under Rule 506 of the Securities Act of 1933, as amended.

In April 2010, we issued 75,000 shares of our common stock in consideration of media relations services provided.  The issuance was exempt under Section 4(2) of the Securities Act of 1933, as amended.

In April 2010, we issued a $38,000 10% secured note to a single investor.  In connection with the issuance of the note we issued a 5 year warrant to purchase 190,000 shares of our common stock at an exercise price of $0.10 per share.  The issuance was exempt under Section 4(2) and or Rule 506 of the Securities Act of 1933, as amended.

From December 2009 through 2010, we issued warrants to purchase 2,162,500 shares of our common stock in consideration of our 10% noteholders agreeing to extend the maturity dates on their notes.  The issuance was exempt under Rule 506 of the Securities Act of 1933, as amended.

See our Current Report on Form 8-K dated June 30, 2010 and filed with the Securities and Exchange Commission on July 8, 2010.

In August 2010, we issued 296,595 shares or our common stock in exchange for that certain $52,831 8% promissory note previously issued to us.  The issuance was exempt under Section 3(a)(9) and/or 4(2) of the Securities Act of 1933, as amended.

In September 2010, we issued 50,000 shares to a privately held owner/operator company who was a customer in consideration of their business.

In January 2011, we issued a $100,000 10% secured convertible note and 75,000 shares of our common stock in connection with the note  to a single accredited investor.  The proceeds were used for working capital and general corporate purposes.  The issuance was exempt under Section 4(2) and/or Rule 506 of the Securities Act of 1933, as amended.

In February 2011, we issued a $62,000 10% secured convertible note to a related party.  The proceeds were used for working capital and general corporate purposes.  The issuance was exempt under Section 4(2) and/or Rule 506 of the Securities Act of 1933, as amended.

On April 4, 2011, we issued a $700,000 10% secured promissory note and a 15-month common stock warrant to purchase 3,500,000 shares of our common stock at an exercise price of $0.001 per share to a single accredited investor.  The proceeds were used to repay outstanding indebtedness.  Issuance was exempt under Section 4(2) and/or Rule 506 of the Securities Act of 1933, as amended.  These warrants were cancelled in May 2011 in connection with the Asset Sale.

On May 2, 2011, we issued a $200,000 10% secured promissory note to a single accredited investor.  The proceeds were used for working capital and general corporate purposes.  The issuance was exempt under Section 4(2) and/or Rule 506 of the Securities Act of 1933, as amended.

On May 16, 2011, we issued 1,250,000 shares of our common stock in consideration of services provided related to the sale of our Hemiwedge valve division.  The issuance was exempt under Section 4(2) and/or Rule 506 of the Securities Act of 1933, as amended.

In July 2011, we issued 15,000 shares of our common stock in consideration of services rendered.  The issuance was exempt under Section 4(2) of the Securities Act of 1933, as amended.

Item 11.    Description of Registrant’s Securities to be Registered

The following description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Certificate of Incorporation, and Bylaws, copies of which have been filed as exhibits to the Registration Statement.

The authorized capital stock of the Company currently consists of (i) 250,000,000 shares of common stock, par value $0.001 per shares and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share.As of August 31. 2011, we had issued 33,820,183 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued or outstanding.

Common Stock

As of August 31, 2011, there were 33,820,183 shares of common stock outstanding. As of August 31, 2011, there were  7,241,517 shares of common stock subject to outstanding options. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws do not provide for cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that are outstanding or that we may designate and issue in the future. All of our outstanding shares of common stock are fully paid and non-assessable.

Warrants

As of August 31, 2011, there were outstanding warrants to purchase the following shares of our capital stock:

Description	# of shares subject to such Warrants	Weighted- average exercise price of such Warrants
Common Stock	6,274,547	$0.32

Anti-Takeover Provisions

Our certificate of incorporation and bylaws contain provisions that might have an anti-takeover effect. These provisions, which are summarized below, may have the effect of delaying, deterring or preventing a change in control of our company. They could also impede a transaction in which our stockholders might receive a premium over the then-current market price of our common stock and our stockholders’ ability to approve transactions that they consider to be in their best interests.

Our amended and restated certificate of incorporation permits our board of directors to issue preferred stock. We could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to our assets upon liquidation, the right to receive dividend coupons before dividends would be declared to holders of shares of our existing preferred stock and our existing preferred stock and common stock. Our current stockholders have no redemption rights. In addition, as we have a large number of authorized but unissued shares, our board of directors could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203, subject to specific exceptions, prohibits a publicly-held Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by directors, officers and specific employee stock plans; or

•
on or after that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10 percent or more of the assets of the corporation involving the interested stockholder;

•	subject to limited exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the corporation’s stock of any class or series beneficially owned by the interested stockholder; and

•	the receipt by the “interested stockholder” of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, an “interested stockholder” is an entity or individual who, together with affiliates and associates, owns, or within three years prior to the determination of the “interested stockholder” status owned, 15 percent or more of a corporation’s outstanding voting stock.

The provisions of Section 203 could encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also could have the effect of preventing changes in our management or could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent

The transfer agent and registrar for our common stock is American Transfer and Registrar Co., 342 East 900 South, Salt Lake City, UT 84111.

Item 12.    Indemnification of Officers and Directors.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, our Certificate of Incorporation includes a provision that eliminates the personal liability of each of our directors for monetary damages for breach of such director’s fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to us or our shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that we may, in our discretion,

•	indemnify our directors, officers, employees and agents and persons serving in such capacities in other business enterprises at our request, to the fullest extent permitted by Delaware law, and

•	advance expenses, as incurred, to our directors and officers in connection with defending a proceeding.

We may enter into indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and the bylaws as well as certain additional procedural protections.

The indemnification provisions in the bylaws and the indemnification agreements which we may enter into with our directors and officers may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act. However, insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us for expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether our indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue by the court.

Item 13.	Financial Statements and Supplementary Data.

See the exhibit index below and the corresponding exhibits, which are incorporated herein by reference.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.	Financial Statements and Exhibits.

(a)	The following financial statements are filed as part of this Registration Statement:

1.	Consolidated Balance Sheets of the Registrant as of June 30, 2011 (unaudited), December 31, 2010 and 2009 (audited).
2.	Consolidated Statements of Operations of the Registrant for the years ended December 31, 2010 and 2009 (audited), and the six months ended June 30, 2011 and 2010 (unaudited).
3.	Consolidated Statements of Stockholders’ Equity of the Registrant for the years ended December 31, 2010 and 2009 (audited), and the six months ended June 30, 2011 and 2010 (unaudited).
4.	Consolidated Statements of Cash Flows of the Registrant or the years ended December 31, 2010 and 2009 (audited), and the six months ended June 30, 2011 and 2010 (unaudited).
5.	Notes to the Consolidated Financial Statements of the Registrant.

(b)	See “Index to Exhibits” on page [37] for exhibits filed with this Registration Statement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HII Technologies, Inc.

Date: September 14, 2011	By:	s/Matthew C. Flemming.
Matthew C. Flemming
President, Chief Financial Officer, Secretary, Treasurer and Director
(Principal Executive and Financial and Accounting Officer)

Index to Exhibits

The following exhibits are filed with this Registration Statement on Form 10 or are incorporated by reference as described below.

Exhibit No.	Description

2.1
Agreement and Plan of Merger by and among Global Realty Management Group, Inc., GRMG Acquisition Corporation, Excalibur Holdings, Inc., and Michael D. Farkas, incorporated by reference to Amendment No. 1 to Hemiwedge’s Registration Statement on Form SB-2 filed on September 5, 2002 (File No. 333-88974).

2.2
Agreement and Plan of Merger by and among Shumate Machine Works, Inc., Larry C. Shumate, Russ Clark, Excalibur Holdings, Inc., and Excalmergeco, Inc., incorporated by reference to Amendment No. 1 to Hemiwedge’s Registration Statement on Form SB-2 filed on September 5, 2002 (File No. 333-88974).

2.3
Asset Purchase Agreement by and among Hemiwedge Valve Corporation, Soderberg Research and Development, Inc., Inprop, Inc., and Jeanette Soderberg, incorporated by reference to Hemiwedge’sCurrent Report on Form 8-K filed on December 6, 2005.

2.4
Asset Purchase Agreement dated August 29, 2008, by and among HII Technologies, Inc., American International Industries, Inc. and Shumate Machine Works, Inc., incorporated by reference to our Current Report on Form 8-K filed on September 5, 2008.

2.5
Asset Purchase Agreement dated May 10, 2011by and among Chromatic Industries, Inc., a Texas corporation, Hemiwedge Industries, Inc., a Delaware corporation, Hemiwedge Valve Corporation, a Texas corporation. (filed herewith)

3.1
Certificate of Incorporation of Excalibur Industries, Inc. (now known as HII Technologies, Inc.), incorporated by reference to Amendment No. 1 to Hemiwedge’s Registration Statement on Form SB-2 filed on September 5, 2002 (File No. 333-88974).

3.2
Certificate of Amendment to Certificate of Incorporation of Excalibur Industries, Inc. (now known as HII Technologies, Inc.), incorporated by reference to our Current Report on Form 8-K filed on October 26, 2005.

3.3
Bylaws of Excalibur Industries, Inc. (now known as HII Technologies, Inc.), incorporated by reference to Amendment No. 1 to our Registration Statement on Form SB-2 filed on September 5, 2002 (File No. 333-88974).

3.4	Certificate of Amendment to Certificate of Incorporation, incorporated by reference to our Current Report on Form 8-K filed on February 18, 2009.

3.5	Certificate of Amendment to Certificate of Incorporation filed with the Delaware Secretary of State on June 3, 2011 (filed herewith).

3.6	Certificate of Amendment to Certificate of Incorporation filed with the Delaware Secretary of State on August 31, 2011 (filed herewith).

4.1	Specimen Certificate of common stock, incorporated by reference to our Annual Report on Form 10-KSB for the year ended December 31, 2005.

10.1	2001 Stock Option Plan of Excalibur Holdings, Inc., incorporated by reference to Amendment No. 1 to our Registration Statement on Form SB-2 filed on September 5, 2002 (File No. 333-88974).

10.2	2005 Stock Incentive Plan, incorporated by reference to our Registration Statement on Form S-8, filed on May 3, 2005 (File No. 333-124568).

10.3
Employment Agreement dated May 10, 2007 between Matthew C. Flemming and Hemiwedge Industries, Inc., incorporated by reference to our Quarterly Report on Form 10-QSB for the period ended March 31, 2007.

21.1	Subsidiaries. (filed herewith)

23.1	Consent of Independent Registered Public Accounting Firm, MaloneBailey, LLP. (filed herewith)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
HII Technologies, Inc.
(formerly Hemiwedge Industries, Inc.)
Conroe, Texas

We have audited the accompanying consolidated balance sheets of HII Technologies, Inc. (formerly Hemiwedge Industries, Inc.), as of December 31, 2010 and 2009 and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of HII Technologies, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HII Technologies, Inc. as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ MALONEBAILEY, LLP
www.malonebailey.com
Houston, Texas
September 14, 2011

HII TECHNOLOGIES, INC.
(FORMERLY HEMIWEDGE INDUSTRIES, INC.)
CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,	December 31,
	2011	2010	2009
	(unaudited)	(audited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$372,408	$4,440	$102,955
Prepaid expense and other current assets	332,025	36,963	123,380
Current assets from discontinued operations	-	1,615,191	1,740,865

Total current assets	704,433	1,656,594	1,967,200

Assets held for sale	-	366,673	505,541
Deposits	30,600	17,840	17,740

Total assets	$735,033	$2,041,107	$2,490,481

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$75,838	$101,069	$127,676
Accounts payable - related party	-	157,350	12,878
Accrued expenses	114,762	634,277	654,730
Deferred gain on sale/leaseback	30,408	30,408	30,408
Derivative liability	-	48,782	43,811
Current portion of notes payable - other	-	428,249	425,568
Current portion of convertible notes payable	-	4,195,845	3,862,067
Current portion of term note payable	-	706,125	694,754
Notes payable - related party	-	332,001	227,001
Secured notes payable, net of discount of $4,491 and $71,387	-	877,373	698,614
Current liabilities from discontinued operations	-	2,146,232	1,765,828

Total current liabilities	221,008	9,657,711	8,543,335

Long term liabilities:
Deferred gain on sale/leaseback	179,864	195,069	225,477
Long-term debt, notes payable - other, net of current portion	-	-	42,718

Total long term liabilities	179,864	195,069	268,195

Total liabilities	400,872	9,852,780	8,811,530

Commitments and contingencies	-	-	-

Stockholders' equity (deficit)
Preferred stock, $.001 par value, 10,000,000 shares authorized, no shares issued or outstanding	-	-	-
Common stock, $.001 par value, 250,000,000 shares authorized, 33,805,183, 38,374,383 and 27,553,588 shares issued and outstanding	33,805	38,374	27,553
Additional paid-in-capital	26,092,765	26,318,977	24,646,496
Accumulated deficit	(25,792,409)	(34,169,024)	(30,995,098)

Total stockholders' equity (deficit)	334,161	(7,811,673)	(6,321,049)

Total liabilities and stockholders' equity (deficit)	$735,033	$2,041,107	$2,490,481

See accompanying notes to consolidated financial statements

HII TECHNOLOGIES, INC.
(FORMERLY HEMIWEDGE INDUSTRIES, INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the six months ended		For the years ended
	June 30,		December 31,
	2011	2010	2010	2009
	(unaudited)	(unaudited)	(audited)	(audited)

REVENUES	$-	$-	$-	$-

COST OF REVENUES
Cost of revenues	-	-	-	-
Depreciation expense	-	-	-	-

Total cost of revenues	-	-	-	-

GROSS PROFIT (LOSS)	-	-	-	-

OPERATING EXPENSES:
Selling, general and administrative	168,038	207,233	469,636	919,321
Depreciation expense	-	-	-	-
Bad debt expense (recovery)	-	-	-	-
Research and development	-	-	-	-

Total operating expenses	168,038	207,233	469,636	919,321

LOSS FROM OPERATIONS	(168,038)	(207,233)	(469,636)	(919,321)

OTHER INCOME (EXPENSE)
Gain (loss) on derivatives	225,836	(71,376)	(4,971)	44,968
Gain (loss) on extinguishment of debt	3,838,682	(852,043)	(915,842)	(61,044)
Gain (loss) on liability settlement	179,408	-	(20,913)	415,973
Interest expense	(456,056)	(348,792)	(724,320)	(527,277)

LOSS BEFORE DISCONTINUED OPERATIONS	3,619,832	(1,479,444)	(2,135,682)	(1,046,701)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS (including gain on disposal of $5,308,531 in 2011)	4,756,783	(435,283)	(1,038,244)	(2,378,968)

NET INCOME (LOSS)	$8,376,615	$(1,914,727)	$(3,173,926)	$(3,425,669)

Basic net income (loss) per share from continuing operations	$0.11	$(0.05)	$(0.07)	$(0.04)
Basic net income (loss) per share from discontinued operations	0.15	$(0.02)	(0.04)	(0.10)
Basic net income (loss) per share	0.26	$(0.07)	(0.11)	(0.14)

Diluted net income (loss) per share from continuing operations	$0.11	$(0.05)	$(0.07)	$(0.04)
Diluted net income (loss) per share from discontinued operations	0.14	(0.02)	(0.04)	(0.10)
Diluted net income (loss) per share	0.25	(0.07)	(0.11)	(0.14)

Weighted average shares outstanding-Basic	32,731,288	27,744,431	29,493,115	24,996,716
Weighted average shares outstanding-Diluted	33,021,913	27,744,431	29,493,115	24,996,716

See accompanying notes to consolidated financial statements

HII TECHNOLOGIES, INC.
(FORMERLY HEMIWEDGE INDUSTRIES, INC.)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'  EQUITY (DEFICIT)
For the years ended December 31, 2009 and 2010 and the six months ended June 30, 2011

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Par	Capital	Deficit	Total

Balances at December 31, 2008	22,054,691	$22,054	$23,984,913	$(27,894,375)	$(3,887,408)

Common stock issued for services	877,661	878	109,018		109,896
Common stock issued in conjunction with asset sale	1,401,370	1,401	418,950		420,351
Common stock issued for compensation	2,541,812	2,542	235,760		238,302
Common stock issued as payment of liabilities	678,054	678	28,559		29,237
Vesting of restricted shares	-	-	14,000		14,000
Options and warrants expense	-	-	34,430		34,430
Warrants issued with notes payable	-	-	121,858		121,858
Warrants issued with note payable extensions	-	-	61,044		61,044
Warrants issued for services	-	-	51,687		51,687
Recording of derivative liability	-	-	(413,723)	324,946	(88,777)
Net loss	-	-	-	(3,425,669)	(3,425,669)

Balances at December 31, 2009 (audited)	27,553,588	$27,553	24,646,496	(30,995,098)	$(6,321,049)

Common stock issued for cash	1,750,000	1,750	173,250	-	175,000
Common stock issued for services	125,000	125	22,875	-	23,000
Commons stock issued for debt settlement	296,595	297	41,226	-	41,523
Common stock issued for warrant exercise	7,915,000	7,915	439,235	-	447,150
Cancelling of restricted shares	(20,000)	(20)	-	-	(20)
Shares issued for interest	754,200	754	102,092	-	102,846
Warrants issued with notes payable	-	-	26,028	-	26,028
Warrants issued with note payable extensions	-	-	867,775	-	867,775
Net loss	-	-	-	(3,173,926)	(3,173,926)

Balances at December 31, 2010 (audited)	38,374,383	$38,374	26,318,977	(34,169,024)	(7,811,673)
				-
Common stock issued with debt	75,000	75	8,809	-	8,884
Common stock issued for finder's fees	1,250,000	1,250	67,625	-	68,875
Warrant adjustment in conjunction with debt settlement	-	-	48,794	-	48,794
Repurchase and cancellation of common stock	(5,894,200)	(5,894)	(351,440)	-	(357,334)
Net income	-	-	-	8,376,615	8,376,615

Balances at June 30, 2011 (unaudited)	33,805,183	$33,805	$26,092,765	$(25,792,409)	$334,161

See accompanying notes to consolidated financial statements

HII TECHNOLOGIES, INC.
(FORMERLY HEMIWEDGE INDUSTRIES, INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended		For the years ended
	June 30,		December 31,
	2011	2010	2010	2009
	(unaudited)	(unaudited)	(audited)	(audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$8,376,615	$(1,914,727)	$(3,173,926)	$(3,425,669)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on sale of assets from discontinued operations	(5,308,531)	-	-	-
(Gain) loss on extinguishment of debt	(3,838,682)	852,043	915,842	61,044
(Gain) loss on liability settlement	(179,408)	-	20,913	(415,973)
Amortization of note payable discount	203,888	54,147	92,924	50,472
Cancellation of common shares	-	(20)	(20)	-
Stock issued for services	68,875	16,500	23,000	448,315
Loss (gain) on derivitive liabilities	(225,836)	71,376	4,971	(44,968)
Changes in:
Accounts receivable	(241,579)		-	-
Prepaid expense and other current assets	(53,483)	74,929	86,417	7,637
Accounts payable	82,318	(10,996)	(47,520)	14,411
Accounts payable - related party	(157,350)	40,709	144,472	(5,490)
Accrued expenses	59,801	226,086	522,592	962,011
Deferred gain	(15,204)	(15,204)	(30,408)	(30,408)
Net cash used in continuing operations	(1,228,576)	(605,157)	(1,440,743)	(2,378,618)
Net cash provided by (used in) discontinued operations	(409,021)	532,677	608,327	1,016,520
Net cash used in operating activities	(1,637,597)	(72,480)	(832,416)	(1,362,098)

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposits	(12,760)	-	(100)	-
Restricted cash	-	-	-	79,842
Cash provided by (used in) continuing operations	(12,760)	-	(100)	79,842
Cash used in discontinued operations	(3,670)	(6,086)	(13,381)	-
Cash provided by (used in) investing activities	(16,430)	(6,086)	(13,481)	79,842

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on notes payable	(49,674)	-	(150,962)	(77,747)
Payments on notes payable - related party	-	(60,884)	-	(5,000)
Proceeds from notes payable - related party	142,000	-	105,000	239,000
Proceeds from notes payable	528,000	88,000	208,000	840,000
Proceeds from the exercise of warrants	-	4,413	360,344	-
Proceeds from sales of common stock, net of offering cost	-	-	175,000	-
Net cash provided by continuing operations	620,326	31,529	697,382	996,253
Net cash provided by discontinued operations	1,401,669	-	50,000	-
Net cash provided by financing activities	2,021,995	31,529	747,382	996,253

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	367,968	(47,037)	(98,515)	(286,003)

CASH AND CASH EQUIVALENTS, beginning of period	4,440	102,955	102,955	388,958

CASH AND CASH EQUIVALENTS, end of period	$372,408	$55,918	$4,440	$102,955

Supplemental disclosures:
Cash paid for income taxes	$-	$-	$-	$-
Cash paid for interest	-	8,002	89,937	38,755

Non-cash financing transactions:
Settlement of liabilities and purchase of treasury stock paid directly by buyer	4,630,482	-	-	-
Settlement of convertible notes through issuance of notes	500,000	-	-	-
Settlement of liabilities through exercise of warrants	-	1,837	86,806	-
Accrued interest and fees added to debt principal	88,886	248,170	477,229	401,838
Debt discount due to shares and warrants issued with debt	199,397	25,358	26,028	121,858
Shares issued for interest	-	24,000	102,846	-
Shares issued for settlement of liabilities	-	-	41,523	449,588
Derivative liability related to warrants	-	-	-	88,778
Derivative liability credited to additional paid in capital	48,794	-	-	-

See accompanying notes to consolidated financial statements

HIITECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Description of Business.HII Technologies, Inc. (“we”, “our”, “the Company” or “HII”) (f/k/a Hemiwidge Industries, Inc.) is a Texas based energy field services company. HII entered the development stage on May 10, 2011 upon the consummation of the sale of substantially all of the assets of KMHVC, Inc. (f/k/a Hemiwedge Valve Corporation, “HVC”), our wholly owned valve design and production subsidiary. We are reviewing industry trends, internal data, designs, prototypes and other intellectual property from potential strategic partners and industry experts to develop and/or commercialize new downhole tools and industry related technologies.

On February 11, 2009, the Company filed an amendment to its certificate of incorporation with the Delaware Secretary of State to change its name from “Shumate Industries, Inc.” to "Hemiwedge Industries, Inc." This amendment was unanimously approved by the Company’s board of directors and by a majority of the Company’s stockholders at the August 6, 2008 special meeting of stockholders.  In September 2011we changed our named to HII Industries, Inc. as required in connection with the May 2011 asset sale.  This name change was approved by the Company’s board of directors and by a majority of the Company’s stockholders.

Principles of consolidation. The consolidated financial statements include the accounts of HII and its wholly-owned subsidiaries. Significant inter-company accounts and transactions have been eliminated.

Reclassifications.Certain amounts in the consolidated financial statements of the prior year have been reclassified to conform to the presentation of the current year for comparative purposes.

Use of Estimates in Financial Statement Preparation.  The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. Product sales revenue is recognized when persuasive evidence of an arrangement exists, the sale is complete, the price is fixed or determinable, and collectability is reasonably assured.  This typically occurs when the order is shipped.  Shipping terms are FOB shipping and title passes to the customer at the time the product is shipped.  Customers have the right to inspection and acceptance for generally up to five days after taking delivery.

Cash and Cash Equivalents.  For purposes of the statements of cash flows, cash equivalents include all highly liquid investments with original maturities of three months or less.

Allowance for Doubtful Accounts.  Bad debt expense is recognized based on management’s estimate of likely losses per year, based on past experience and an estimate of current year uncollectible amounts.

Inventory.  Inventory is stated at the lower of cost (average cost for raw materials, for work-in-process and finished goods) or market.  Slow-moving inventories are periodically reviewed for impairment in value.  Work-in-process and finished goods include labor, materials and production overhead.

Property and Equipment.  Property and equipment is valued at cost. Additions are capitalized and maintenance and repairs are charged to expense as incurred.  Gains and losses on dispositions of equipment are reflected in operations.  Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are three to twelve years.

Patents.  Patents are initially measured based on their fair values.  Patents are amortized on a straight-line basis over the life of the patent which ranges from eight to ten years.

Impairment of Long-Lived Assets.  HII reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate.  HII assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition.  If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Income Taxes.  Income tax expense is based on reported earnings before income taxes.  Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for consolidated financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

Stock-Based Compensation.  The Company accounts for share-based awards issued to employees and non-employees in accordance with the guidance onshare-based payments. Accordingly, employee share-based payment compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. Additionally, share-based awards to non-employees are expensed over the period in which the related services are rendered at their fair value.

Fair Value of Financial Instruments.  The carrying value of short-term instruments, including cash, accounts payable and accrued expenses, short-term notes approximate fair value due to the relatively short period to maturity for these instruments.  The long-term debt approximate fair value since the related rates of interest approximate current market rates.

Basic and Diluted Net Income per Share.  Basic income (loss) per share is computed using the weighted average number of shares of common stock outstanding during each period. Diluted income(loss) per share includes the dilutive effects of common stock equivalents calculated using the treasury stock method, which assumes that all share-based awards are exercised and the hypothetical proceeds from exercise are used to purchase common stock at the average market price during the period.  For the years ended December 31, 2010 and 2009, and the six months ended June 30, 2010 potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Research and Development.  All costs for research and development activities are expensed as incurred.

Recently Adopted Accounting Standards.  Effective January 1, 2009, we adopted new accounting guidance for determining whether an instrument or an embedded feature is indexed to our own stock.  The new guidance has affected the accounting for certain free standing warrants that contain exercise price adjustment features.  See Note 12, Derivative Instruments and Fair Value of Financial Instruments for additional information regarding the impact on our financial statements from the adoption of this guidance.

No other new accounting pronouncement issued or effective has had, or is expected to have, a material impact on theCompany’s consolidated financial statements.

NOTE 2 – DISCONTINUED OPERATIONS

On May10, 2011, HII’s wholly owned subsidiary HVC consummated the sale of substantially all of HVC’s assets to Chromatic Industries, Inc. (“Purchaser”). The sale was affected pursuant to an asset purchase agreement (the “Purchase Agreement”) pursuant to which HVC transferred substantially all of its assets and certain enumerated liabilities to the Purchaser. The aggregate purchase price was $7,688,174 consisting of $6,032,151 in cash and assumption by Purchaser of $1,656,023 ofaccounts payable and certain liabilities of HVC.

The assets and liabilities of HVC sold and transferred are comprised of the following at May10, 2011 and December 31, 2010 and 2009:

	May 10, 2011	December 31, 2010	December 31, 2009

Accounts receivable, net	$63,647	$27,300	$174,366
Inventory, net	1,652,943	1,544,776	1,499,200
Property and equipment, net	19,537	50,337	173,547
Intellectual property, net	309,623	316,336	331,994
Other assets	23,239	43,115	67,299

Total Assets	2,068,989	1,981,864	2,246,406

Accounts payable	1,523,334	1,333,672	930,322
Deferred revenue	56,023	182,739	238,439
Accrued liabilities	76,666	629,821	597,067

	1,656,023	2,146,232	1,765,828

Net assets (liabilities) of discontinued operations	$412,966	$(164,368)	$480,578

The gain recognized on the sale of HVC was $5,308,531, the details of which are shown below.

Aggregate purchase price:
Cash portion	$6,032,151
Assumption of deferred revenue	56,023
Assumption of certain liabilities	1,600,000

7,688,174
Less:
Accounts receivable, net	63,647
Inventory, net	1,652,943
Property and equipment, net	19,537
Intellectual property, net	309,623
Other assets	23,239
Expenses related to the sale	310,654

2,379,643

Gain on sale:	$5,308,531

Prior year financial statements have been restated to present the operations of HVC as discontinued operations.

The assets and liabilities of the discontinued operations are presented separately under the captions "Current assets from discontinued operations," “Assets held for sale,” "Current assets from discontinued operations," "Current liabilities from discontinued operations," and “Long-term liabilities from discontinued operations” respectively, in the accompanying Consolidated Balance Sheets at December 31, 2010 and 2009.  The results of operations are presented under the caption “Income (loss) from discontinued operations” in the accompanying Consolidated Statements of Operations for the six months ended June 30, 2011 and 2010 and the years ended December 31, 2010 and 2009.

NOTE 3 – ACCRUED EXPENSES

Accrued expenses as of June 30, 2011, December 31, 2010 and 2009 included the following:

	June 30, 2011	December 31, 2010	December 31, 2009

Failed acquistion contingency	$73,465	$251,495	$251,495
Officer indemnification	-	110,527	152,027
Investor relation payable	-	-	56,500
Officer deferred compensation	-	64,544	112,637
Accrued interest	-	122,741	36,213
Accrued audit fees	-	50,000	-
Other	41,297	34,970	45,858

Total Accrued Expenses	$114,762	$634,277	$654,730

On November 5, 2007, Sunbelt Machine Works Corporation terminated that certain Stock Purchase Agreement dated as of August 17, 2007 by and among HII, Sunbelt Machine Works Corporation and each of the stockholders of Sunbelt.  In connection therewith, HII was required to pay Sunbelt a termination fee of $150,000 for which we have recorded an accrued expense of $178,995 for such contingency as of December 31, 2007.  During the year ended December 31, 2008, HII accrued an additional $75,000 for additional contingent liabilities related to the terminated agreement.On August 15, 2011, the Company entered into an agreement with Sunbelt which required the Company to make a payment of $73,500 on or before August 22, 2011 as full settlement of all amounts due them.  As a result, the Company recognized a gain on the settlement of the related liability of approximately $177,000 for the six months ended June 30, 2011.

During the year ended December 31, 2007, HII agreed to indemnify one of its officers in connection with a judgment assessed against him personally resulting from a previously discharged corporate tax liability.  This resulted in an accrued expense of $580,000 in the 4th quarter of 2007, which was reduced by $20,000 in 2008.  The officer subsequently entered into a settlement agreement reducing the liability, after prior payments, to $152,027 and the resulting gain of $415,973 was recorded for the year ended December 31, 2009.  Payments of $41,500 were made in 2010 and the remaining liability was paid in full in May 2011 out of the proceeds of the sale of HVC’s assets.

In 2009, certain officers agreed to continue to work while only a minimal portion of their compensation was paid in cash.  The unpaid compensation was accrued as deferred compensation and was paid in full in May 2011 out of the proceeds of the sale of HVC’s assets.

NOTE 4 – NOTES PAYABLE

Convertible notes

During the year ended December 31, 2007, HII sold $3,050,000 of principal amount of convertible promissory notes with warrants to purchase 610,000 shares of its common stock to two accredited investors.   The notes have a 1 year term and bear interest at ten percent (10%); provided, however, that HII is required to prepay the note if HII consummates a subsequent equity financing (as defined) within the next 12 months. Interest is payable monthly in arrears, however HII has the right to defer any interest payment and accrue same to principal. The notes are convertible into HII common stock at a fixed conversion price of $1.89. In addition, if HII closes a subsequent equity financing within the 12 months following the execution of the notes, the note holders have the option to convert the outstanding balance of such note into such financing on the same terms as the other investors in such financing.Under the terms of the notes and the related warrants, the notes and the warrants are convertible/exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of the note or unexercised portions of the warrants) would not exceed 4.99% of HII’s then outstanding common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

The notes were issued with a warrant to purchase up to 610,000 shares of HII’s common stock at an exercise price of $1.89 per share, subject to adjustment. The warrant holders may designate a “cashless exercise option.” This option entitles the warrant holders to elect to receive fewer shares of common stock without paying the cash exercise price. The number of shares is determined by a formula based on the total number of shares to which the warrant holder is entitled, the current market value of the common stock and the applicable exercise price of the warrant.

A summary of these convertible notes is as follows:

Convertible Notes

Carrying amount of notes as of December 31, 2008	$3,496,229
Add: accrued interest	365,838

Carrying amount of notes as of December 31, 2009	3,862,067
Add: accrued interest	402,102
Less: transfer to 2nd lien notes	(68,324)

Carrying amount of notes as of December 31, 2010	4,195,845
Add: accrued interest	80,000
Less: note payment	(500,000)
Less: gain on extinguishment of notes	(3,775,845)

Carrying amount of notes as of June 30, 2011	$-

On September 21, 2010, HII entered into a new loan agreement with one of the holders of these convertible notes.  As an incentive to enter into the new loan agreement, HII agreed to convert their existing convertible note and accrued interest into a 2nd lien secured promissory note.  This reduced the carrying amount of the convertible notes by $68,324.

HII and the holders of these convertible notes executed a Settlement Agreement on March 8, 2011, whereby the notes were fully settled for a cash payment of $500,000, setting the exercise price on the warrants at a fixed rate of $0.055 and resetting the life of the warrants to extend five years of the date of the Settlement Agreement.  The settlement resulted in $3,740,510 of gain on debt extinguishment, net of $35,335, relating to fair value of the reset warrants.

Senior Term note

On June 30, 2010, Stillwater National Bank and Trust Company (the “Bank”) entered into an assignment agreement with Eads Investments I, LLC and D. Bradley McWilliams (collectively, “New Lenders”), as assignees, whereby, the latter purchased from the Bank all outstanding indebtedness and obligations (“Prior Indebtedness”) of the Company under the Senior Term Note issued on September 30, 2008.  As a result, the Company issued a new note to the New Lenders for a principal amount of $706,125 with a maturity date of June 30, 2011.  The note is subject to an annual interest of 10% payable on a quarterly basis starting on September 30, 2010.  The Company has the option to pay such interest in shares at a rate of 5,000 shares per day.

In addition, the Company issued to the New Lenders 5-year warrants to purchase 2,875,000 shares of the Company’s common stock at an exercise price of $0.10 per share.

The Company determined that the above transaction qualified as a debt extinguishment and accordingly, the fair value of the warrants amounting to $601,337 was recognized as a loss on debt extinguishment for the year ended December 31, 2010.    The Company analyzed the warrants for derivative accounting consideration and determined that derivative accounting does not apply to these instruments.  The note was paid in full in May 2011.

2nd lien notes

Beginning in July 2009 and continuing through January 2011, HII executed a series of secured notes to various note holders.  These notes are second lien notes, bear interest at the rate of 10% percent and are balloon notes with varying maturity dates.  Warrants were issued in conjunction with notes.  These warrants were valued at their relative fair value and recorded as a discount to the notes.  The discount was amortized over the original life of the notes (see Footnote 8 – Stock Options and Warrants).

On various dates in 2009 and 2010, the Company entered into several amendments to extend the maturity dates of these notes.  A total of 2,162,500 warrants were issued for these amendments.   The Company determined that the amendments qualify as a debt extinguishment and accordingly, the fair value of the warrants totaling $266,438 and $61,044 were recognized as a loss on debt extinguishment for the years ended December 31, 2010 and 2009, respectively.  The Company analyzed all the warrants issued in connection with the amendments for derivative accounting consideration and determined that derivative accounting does not apply to these instruments.  A summary of the notes activity through June 30, 2011 is presented below:

Carrying amount of notes as of December 31, 2008	$-
Add: principal of new notes	790,000
Less: notes paid	(20,000)
Less: note discount	(121,858)
Add: amortization of note discount	50,472

Carrying amount of notes as of December 31, 2009	698,614
Add: principal of new notes	158,000
Less: notes used in the exercise of warrants	(46,137)
Less: note discount	(26,028)
Add: amortization of note discount	92,924

Carrying amount of notes as of December 31, 2010	877,373
Add: principal of new notes	100,000
Less: note discount	(199,397)
Add: amortization of note discount	203,888
Less: notes paid	(981,864)

Carrying amount of notes as of June 30, 2011	$-

Others

In July 2009, HII entered into a formal Separation Agreement with an officer.  The officer’s severance pay and earned but unpaid compensation was formalized in a promissory note.  The note was entered into on July 31, 2009, with a face value of $120,688.  The note bears interest at the rate of eight percent and is payable over eighteen installments beginning in January 2010.  This note was paid in full in May 2011.

On October 30, 2009, HII executed a promissory note to Shumate Energy Technologies in the amount of $52,831 in connection with amounts owed for property taxes and certain trade payables.  The note bears interest at the rate of eight percent and is payable in twelve equal installments of principal and interest beginning November 15, 2009 and ending October 15, 2010.  On August 31, 2010, HII executed an Exchange Agreement with Shumate Energy Technologies whereby HII issued 296,595 shares of common stock in exchange for the note and all accrued interest.  The Company recognized a gain on the settlement of $14,830 during the year ended December 31, 2010.

NOTE 5 – SALE LEASEBACK

On May 15, 2008, HII’s wholly owned subsidiary, Shumate Machine Works entered into a series of simultaneous transactions pursuant to which it purchased the property underlying its lease (the “Original Lease”) with Brewer Family Charitable Remainder Annuity Trust #1 located at 1011 Beach Airport Road, Conroe, Texas 77301.  The operations of HVC were conducted at this location. The terms of the Original Lease included an option to purchase the underlying property.  Shumate Machine Works purchased the property for $1,726,949 pursuant to a warranty deed.

Concurrently with the purchase of the property, Shumate Machine Works entered into a sale and simultaneous lease transaction with Trader Properties LLC.  Shumate Machine Works sold the property to Trader Properties for an aggregate purchase price of $2,180,000 pursuant to a general warranty deed with vendor’s lien.  As such, Shumate Machine Works received net cash of $319,617, as more particularly set forth below

Sales price	$2,180,000

Less:
Settle amount owed on the purchase of the asset	(1,719,978)
Sales commission paid on the sale of the asset	(100,280)
Loan origination fees	(17,800)
Title insurance	(10,829)
Prorated county taxes	(9,247)
Other closing costs	(2,249)

Net cash received	$319,617

As shown in the table below, the gain realized on the sale of the property was $304,031.

Sales price	$2,180,000

Less:
Basis in asset	(1,726,949)
Sales commission paid on the sale of the asset	(100,280)
Loan origination fees	(17,800)
Title insurance	(10,829)
Other closing costs	(20,111)

Gain on sale	$304,031

Pursuant to the guidelines in ASC 840, the gain is accounted for as a deferred gain in the consolidated balance sheets and amortized on a straight-line basis over the life of the lease, at the rate of $2,533 per month as a reduction to rent expense.

The terms of the Commercial Lease Agreement dated May 15, 2008, between Shumate Machine Works and Trader Properties is for a term of 10 years with a monthly rent of $24,000 per month, which shall be increased by 2% each year for the term of the lease.  The lessor is required to maintain public liability insurance of not less than $1,000,000 during the term of the lease.  To secure performance under the commercial lease, we granted Trader Properties a lien and security interest against all of our non-exempt personal property that is in the leased premises.  This lease is being accounted for as an operating lease.

In May 15, 2008, HII guaranteed payment and performance of the lease pursuant to a Guaranty Agreement dated May 15, 2008, with Trader Properties.  In addition, HII agreed to issue Trader Properties a warrant to purchase 100,000 shares of its common stock at an exercise price of $0.25 per share, with a five year term in connection with the lease.

At June 30, 2011, December 31, 2010 and 2009the balance of the unamortized gain is shown below:

	June 30, 2011	December 31, 2010	December 31, 2009

Long term portion of unamortized gain	$179,864	$195,069	$225,477
Short term portion of unamortized gain	30,408	30,408	30,408

Total unamortized gain	$210,272	$225,477	$255,885

NOTE 6 – INCOME TAXES

HII uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.  HII has incurred significant net losses in past years and, therefore, has no tax liability.  The net deferred tax asset generated by the loss carry-forward has been fully reserved.  The cumulative net operating loss carry-forward is approximately $26,000,000, $34,500,000 and $32,000,000 at June 30, 2011, December 31, 2010 and 2009, respectively, and will expire in the years 2022 through 2031.

At June 30, 2011, December 31, 2010 and 2009, deferred tax assets consisted of the following:

	June 30, 2011	December 31, 2010	December 31, 2009

Deferred tax asset	$9,130,000	$12,073,000	$11,347,000
Valuation of allowance	(9,130,000)	(12,073,000)	(11,347,000)

Net deferred tax asset	$-	$-	$-

Internal Revenue Section 382 restricts the ability to use these carryforwards whenever an ownership change as defined occurs.  HII has incurred significant ownership changes beginning in 2005 through 2011.  As the result of the ownership change, HII’s use of net operating losses through the date of change may be restricted.

NOTE 7 – COMMON STOCK

On October 8, 2008, HII, and our wholly owned subsidiary Shumate Machine Works, Inc. (“Machine Works”) consummated the sale of substantially all of Machine Works’ assets to American International Industries, Inc. (the Purchaser). The sale was effected pursuant to an asset purchase agreement pursuant to which Machine Works transferred substantially all of its assets and certain enumerated liabilities to the Purchaser. In January 2009, we issued an additional 1,401,370 shares of our common stock with a fair value of $420,351 as a result of an adjustment to the purchase price.

Between January 1, 2009 and March 31, 2009, HII issued an aggregate of 477,661 shares of common stock with a fair value of $57,896 for consulting services and professional fees.

Between January 1, 2009 and June 30, 2009, HII issued to employees an aggregate of 227,683 shares of common stock with a fair value of $42,215as part of a voluntary program allowing employees to use a portion of their compensation each pay period to purchase stock at the closing price on the last day of the applicable pay period.  Likewise, 219,129 shares of common stock with a fair value of $28,487 were issued to an officer as reimbursement of expenses.

On May 28, 2009, HII issued 400,000 shares of common stock to North Coast Advisors pursuant to the terms of a consulting agreement executed in October 2008 between North Coast Advisors and HII.  The shares have a fair value of $52,000.

On August 3, 2009, HII issued 233,334 shares of common stock to an officer in full payment of a $7,000 cash advance.  No gain or loss was recognized from the settlement.

On October 1, 2009, HII issued 1,695,000 shares of common stock to employees pursuant to Compensation Modification Agreements reducing the compensation of applicable employees.  The shares have a fair value of $135,600 which was fully expensed in 2009.  In addition, 400,000 shares of common stock with a fair value of $32,000 were issued to a Director in consideration for his two previous years of service.

On December 18, 2009, 444,720 shares of common stock with a fair value of $22,237 were issued to employees and an officer as reimbursement of expenses and for patent work performed.

In December, 2007, HII issued 60,000 shares of restricted common stock as a hiring incentive. 5,000 shares vest each quarter beginning in the first quarter of 2008, for a three year vesting schedule.   The Company recognized  stock compensation cost of $14,000 for the 20,000 shares that vested during the year ended December 31, 2009.

On various dates in 2010, HII issued 754,200 shares of common stock with a fair value of $102,846 to certain holders of secured notes as payment of accrued interest.   In addition, 20,000 unvested restricted common stock previously issued to a former employee were cancelled.

On April 15, 2010, HII issued 75,000 shares of common stock pursuant to the terms of a consulting agreement executed in the same month for advertising services.  The shares have a fair value of $16,500.

In August 2010, HII sold 1,750,000 shares of common stock to an individual for a total cash consideration of $175,000.

In September 2010, HII issued 296,595 shares of common stock to settle an outstanding note and the related unpaid interest of $56,353.  The shares have a fair value of $41,523 and the Company recognized the excess amount of $14,830 as a gain on debt extinguishment.   In addition 50,000 shares of common stock with a fair value of $6,500 were issued to a customer in appreciation of their long standing partnership with HII.

Between April 1, 2010 and December 31, 2010, HII issued an aggregate of 7,915,000 shares of common stock for the exercise of outstanding warrants at exercise prices ranging from $0.05 to $0.06 per share.  HII received $360,344 in cash and the remaining exercise price was satisfied by accrued interest of $40,670 and principal of $46,136 on notes outstanding.

In January 2011, HII issued 75,000 shares to a noteholder in connection with the loan referenced in Note 4 above.  The shares were valued and recorded at their fair value of $8,884.  This cost was recorded as debt discount and was amortized over the life of the loan using the effective interest method.

On May 5, 2011, HII entered into a Settlement Agreement with the New Lenders on its Senior Term Note (see Note 4) whereby the Company agreed to repurchase all shares previously issued to them totaling 5,894,200.  These shares were originally issued as payment of interest on the note and from the lenders’ exercise of their warrants.  The Company repurchased the shares for a total consideration of $357,334.

On May 10, 2011, HII entered into an agreement with AWDB Capital LLC (“AWDB”) for services rendered in the sale of HVC assets to Chromatic Industries, Inc.  The agreement included a fee structure that would be partially in cash and the remainder in shares.  In June 2011, HII issued 1,250,000 shares in satisfaction of the agreement.  The shares have a fair value of $68,875 and were netted against the related gain on the sale of HVC’s assets.

NOTE 8 – STOCK OPTIONS AND WARRANTS

Stock options

HII currently has two stock option plans: (a) the 2001 Stock Option Plan reserved 285,714 common shares and 300,571 stock options have been granted through June 30, 2011 of which 300,571 options have expired unexercised, and (b) the 2005 Stock Incentive Plan reserved 10,000,000 shares, of which 8,462,140 shares have been issued through June 30, 2011, and 955,000 options are outstanding as of June 30, 2011.

During the year ended December 31, 2009, HII granted 100,000 options to its employees at exercise prices ranging from $0.07 to $0.26 per share for services rendered. 50,000 of these options never vested as the employees resigned prior to the initial vesting date.  The remaining 50,000 options were valued at the options' fair value of $3,905 which was recorded as compensation expense during the year ended December 31, 2009.  In addition, another 495,000 options expired unexercised.

The options were valued using the Black-Scholes option-pricing model.  Variables used in the Black-Scholes option-pricing model, include (1) risk-free interest rate of1.34%, (2) expected term of 3.5 years , (3) expected volatility of 282%, and (4) zero expected dividends.

During the year ended December 31, 2009, HII also recognized $30,525 option expense for options granted in the prior year that vested in the current year.

During the year ended December 31, 2010, no options were granted or exercised and 287,000 expired unexercised.

During the six months ended June 30, 2011, no options were granted, exercised or expired.

Warrants

In April 2009, HII issued 50,000 warrants in conjunction with the issuance of unsecured notes.  These warrants vested immediately, have a five year life and an exercise price of $0.25.  25,000 of these warrants were issued to an officer in conjunction with the note issued in his name.  The warrants were valued at the warrants’ relative fair value of $4,682.  They were recorded as a discount to the notes and amortized over the life of the notes.

From September through December 2009, HII issued 2,212,500 warrants in conjunction with the issuance of various secured notes.  These warrants vested immediately, have a five year life and exercise prices ranging from $0.05 to $0.10.  62,500 of these warrants were issued to an officer in conjunction with the note issued in his name.  The warrants were valued at the warrants’ relative fair value of $117,176.  They were recorded as a discount to the notes and amortized over the life of the notes.

In December 2009, HII issued 612,500 warrants in conjunction with the extension of the maturity date on various secured notes.  The warrants vested immediately, have a five year life and an exercise price of $0.05.  62,500 of these warrants were issued to an officer in conjunction with the note issued in his name.  The warrants were valued at $61,044 and were recorded as a loss on extinguishment of debt in December 2009.

In December 2009, HII issued 800,000 warrants to two individuals in conjunction with an agreement that they provide services as advisors to the Board of Directors.  These warrants vested immediately, have a five year life and an exercise price of $0.10.  The warrants were valued at the warrants’ fair value of $51,687 and amortized to expense over the term of the agreement.

The warrants issued in 2009 were valued using the Black-Scholes option-pricing model.  Variables used in the Black-Scholes option-pricing model during the year ended December 31, 2009, include (1) risk-free interest rates from 1.19% to 2.47%, (2) expected term of 5 years , (3) expected volatility from 225% to 255%, and (4) zero expected dividends.

During 2009, no warrants were exercised and none expired unexercised.

From January through March 2010, HII issued 327,500 warrants in conjunction with the issuance of various secured notes.  These warrants vested immediately, have a five year life and exercise prices ranging from $0.05 to $0.10.  The warrants were valued at the warrants’ relative fair value of $26,028.  They were recorded as a discount to the notes and amortized over the life of the notes.

During the year ended December 31, 2010, HII issued 4,425,000 warrants in conjunction with the extension of the maturity date on various secured notes.  The warrants vested immediately, have a five year life with an exercise price from $0.05 to $0.10.  The warrants were valued at the warrants’ relative fair value of $867,775.  This value was recorded as a loss on extinguishment in debt during the year.

In November 2010, warrants totaling 5,140,000 were modified to reduce their corresponding exercise prices from $0.10 to $0.06.  There was no incremental compensation that resulted from the modification.

The warrants issued in 2010 were valued using the Black-Scholes option-pricing model.  Variables used in the Black-Scholes option-pricing model during the year ended December 31, 2010, include (1) risk-free interest rates from 1.18% to 2.55%, (2) expected term of 5 years , (3) expected volatility from 219% to 249%, and (4) zero expected dividends.

During the year ended December 31, 2010, 7,915,000 warrants were exercised and 119,532 expired unexercised.

During the six months ended June 30, 2011, HII issued a 15-month common stock warrant to purchase 3,500,000 shares of our common stock at an exercise price of $0.001 per share to a single accredited investor in conjunction with a $900,000 10% secured promissory note. These warrants were cancelled in May 2011 in connection with the Asset Sale.

HII entered into certain note agreements in 2007.  In conjunction with these notes 610,000 warrants were issued with an exercise price of $1.89 and an exercise price reset provision.  HII and the holders of these convertible notes executed a Settlement Agreement on March 8, 2011, whereby the notes were fully settled for a cash payment of $500,000, setting the exercise price on the warrants at a fixed rate of $0.055, removing the exercise reset provision, and resetting the life of the warrants to extend five years of the date of the Settlement Agreement.  The settlement resulted in $3,740,510 of gain on debt extinguishment, net of $35,335, relating to fair value of the reset warrants.

During the six months ended June 30, 2011, no warrants were exercised and none expired unexercised.

Summary information regarding options and warrants is as follows:

		Weighted	Weighted	Aggregate		Weighted	Weighted	Aggregate
		Average	Average	Intrinsic		Average	Average	Intrinsic
	Options	Remaining Life	Exercise Price	Value	Warrants	Remaining Life	Exercise Price	Value

Outstanding at December 31, 2008	1,687,000	3.11	$0.45	$-	5,893,579	1.66	$0.78	$-

Year ended December 31, 2009:
Granted	100,000		0.16		3,675,000		0.08
Exercised	-		-		-		-
Forfeited	(545,000)		0.45		-		-

Outstanding at December 31, 2009	1,242,000	2.61	$0.43	$500	9,568,579	3.70	$0.27	$48,750

Year ended December 31, 2010:
Granted	-		-		4,752,500		0.08
Exercised	-		-		(7,915,000)		0.05
Forfeited	(287,000)		0.49		(119,532)		0.50

Outstanding at December 31, 2010	955,000	1.85	$0.42	$4,000	6,286,547	2.15	$0.35	$46,250

Six months ended June 30, 2011:
Granted	-		-		3,500,000	1.25	0.001
Exercised	-		-		-		-
Forfeited	-		-		(3,500,000)	1.25	0.001

Outstanding at June 30, 2011	955,000	1.35	$0.42	$-	6,286,547	2.56	$0.32	$2,429

NOTE 9 – TERMINATION OF SUNBELT STOCK PURCHASE AGREEMENT

On November 5, 2007, Sunbelt Machine Works Corporation terminated that certain Stock Purchase Agreement dated as of August 17, 2007 by and among HII, Sunbelt Machine Works Corporation and each of the stockholders of Sunbelt.  In connection therewith, HII was required to pay Sunbelt a termination fee of $150,000 for which the Company has recorded an expense of $333,575 for the year ended December 31, 2007 for the write-off of prepaid acquisition costs accrued in connection with the stock purchase agreement.

On June 23, 2008, HII received notice from Sunbelt Machine Works Corporation of its intention to seek arbitration in Houston, Harris County, Texas, relating to the $150,000 termination payment due under (and in connection with the termination of) that certain Stock Purchase Agreement dated August 17, 2007.  HII failed to make the first 3 installment payments of $37,500 to Sunbelt on each of October 25, 2007, February 20, 2008, and June 20, 2008, as required under the Stock Purchase Agreement. Sunbelt had threatened litigation regarding this matter in April 2008 and HII was unable to come to terms on a settlement. Sunbelt is seeking an award of $150,000 and reasonable attorney’s fees, expenses and costs incurred to enforce their contractual rights. HII recorded $178,995 in accrued expenses in our financial statements to reflect this contingency.

On July 14, 2008, HII entered into a letter agreement with Sunbelt pursuant to which Sunbelt agreed to withdraw the notice of arbitration until November 1, 2008, in exchange for an immediate payment of $1,000 and installment payments of $500 on the 1st and 15th of each month until November 1, 2008. HII agreed to continue to negotiate in good faith to resolve this matter.

On October 8, 2008, HII entered into a letter agreement with Sunbelt under which HII agreed to pay Sunbelt $75,000 in full satisfaction of this matter; provided, however, that payment must be received by Sunbelt within 90 days of the date of the letter for such settlement to be effective.  Due to cash constraints, we were unable to make the payment within the required 90 days.  HII recorded an additional accrual of $75,000 in 2008.

On August 15, 2011, the Company entered into an agreement with Sunbelt which required the Company to make a payment of $73,500 on or before August 22, 2011 as full settlement of all amounts due them.  As a result, the Company recognized a gain on the settlement of the related liability of approximately $177,000 for the six months ended June 30, 2011.  The Company fully paid the liability on the agreed date.

NOTE 10 – RELATED PARTY TRANSACTIONS

On December 30, 2010, the board of Directors authorized $25,000 in payment of Mr. Womack’s 2009 Board duties.  This amount was accrued as of December 2009 and paid in full in May 2011.

Ken Chickering was the Chief Executive Officer of HII until May 2011.  As of  June 30, 2011, December 31, 2010 and 2009, the outstanding liability to Mr. Chickering amounted to $0, $157,350 and $12,878, respectively, representing cash advances received as well as liabilities related to reimbursement of expenses.  These balances are reported as accounts payable – related party in the consolidated balance sheets.

In addition , Mr. Chickering also entered into various loan agreements with HII beginning in March 2009 and continuing through March 2011.  Mr. Chickering was paid $520,109 on May 10, 2011, in full payment of both principal and accrued interest on all outstanding notes in May 2011.  The table below details the various notes with Mr. Chickering:

2009 Note Detail
March 4, 2009	$50,001	10.5%
March 13, 2009	15,000	10.5%
March 26, 2009	20,000	10.5%
April 2, 2009	5,500	10.5%
April 8, 2009	5,000	10.5%
April 13, 2009	11,000	10.5%
April 16, 2009	15,000	10.5%
April 21, 2009	5,500	10.5%
July 10, 2009	25,000	10.0%
December 28, 2009	75,000	10.0%
Balance as of December 31, 2009	227,001
2010 Note Detail
July 6, 2010	10,000	10.0%
July 8, 2010	30,000	10.0%
July 19, 2010	20,000	10.0%
August 5, 2010	10,000	10.0%
August 23, 2010	15,000	10.0%
August 24, 2010	20,000	10.0%
Balance as of December 31, 2010	332,001
2011 Note Detail
January 14, 2011	50,000	10.0%
February 8, 2011	27,000	10.0%
February 17, 2011	10,000	10.0%
February 25, 2011	25,000	10.0%
March 8, 2011	30,000	10.0%
Balance as of May 2011	474,001
Principal portion of payment May 10, 2011	(474,001)
Balance as of June 30, 2011	$-

Mr. Chickering was also issued various warrants during this reporting period.  Mr. Chickering was granted 25,000 warrants on April 28, 2009, with an exercise price of $0.25 and a five year term with immediate vesting in connection with the $20,000 loan dated March 26, 2009.  Mr. Chickering was granted 62,500 warrants on September 21, 2009, with an exercise price of $0.05 and a five year term with immediate vesting in connection with the $25,000 loan dated July 10, 2009.  Mr. Chickering agreed to the extension of the maturity date of the July 10, 2009, loan on two occasions and was granted 62,500 warrants with an exercise price of $0.05 and a five year term with immediate vesting on both occasions.  Mr. Chickering exercised 187,500 warrants with a $0.05 exercise price on November 11, 2010, using accrued and unpaid interest on his notes to satisfy the exercise price.

NOTE 11 – CONTINGENCIES

From time to time, HII may be subject to routine litigation, claims, or disputes in the ordinary course of business. In the opinion of management; no pending or known threatened claims, actions or proceedings against HII are expected to have a material adverse effect on HII’s consolidated financial position, results of operations or cash flows.   HII cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims. There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

NOTE 12 – DERIVATIVE INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Derivative instruments

In June 2008, the FASB ratified ASC 815-15, Derivatives and Hedging – Embedded Derivatives (“ASC 815-15”). ASC 815-15,specifies that a contract that would otherwise meet the definition of a derivative, but is both (a) indexed to its own stock and (b)classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. ASC815-15 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexedto an issuer’s own stock, including evaluating the instrument’s contingent exercise and settlement provisions, and thus able to qualifyfor the ASC 815-15 scope exception.ASC 815-15 is effective for the first annual reporting period beginningafter December 15, 2008 and early adoption is prohibited.

The 610,000 warrants issued to the convertible noteholders  qualified as derivatives under the above guidance since these contain exercise price reset provisions.  The fair value of the warrant derivatives as of January 1, 2009 was determined to be $88,777.  The amount previously recorded to paid in capital of $413,723 was reversed and the remaining $324,946 was recorded as a cumulative adjustment to accumulated deficit.   These warrants were fair valued at each reporting period with the changes in fair value recorded as a gain or loss on derivatives.  The derivative liability related to these warrants amounted to $0, $48,782 and $43,811 as of June 30, 2011, December 31, 2010 and 2009, respectively.  In March 2011, in connection with the settlement of the convertible notes, the exercise reset provision were cancelled and the warrants were no longer treated as derivative liabilities.   The fair value of the warrants as of this date of $13,459 was recorded to paid in capital.

On April 5, 2011, the Company issued 3.5 million warrants in connection with a note.  These warrants contained exercise price reset provisions and also qualified as derivatives under the above guidance.  The fair value of the warrants was determined to be $190,513 and was recorded as a debt discount with a corresponding credit to derivative liability.  On May 10, 2011, these warrants were cancelled and as such, the warrants were no longer treated as derivative liabilities.  The fair value of the warrants as of this date of $190,513 was recognized as a gain on derivatives.

The fair value of the warrants on key dates, including the issuance and period end reporting dates was determined using the Black-Scholes option-pricing model.  Assumptions used in the valuation were as follows:

	Expected volatility	Expected term	Risk free rate	Expected dividends

January 1, 2009	203% to 207%	3.5 to 3.8 years	1.14%	-
December 31, 2009	262% to 282%	2.5 to 2.8 years	1.70%	-
December 31, 2010	204% to 322%	1.3 to 1.6 years	0.29%	-
March 8, 2011	181% to 222%	1.05 to 1.35 years	0.29%	-
April 5, 2011	244%	1.25 years	0.30%	-
May 10, 2011	244%	1.16 years	0.19%	-

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy is used which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. Our Level 3 liabilities consist of the derivative liabilities associated with certain freestanding warrants that contain exercise price reset provisions.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes the financial assets and liabilities measured at fair value as of December 31, 2009, December 31, 2010 and June 30, 2011:

	Carrying	Fair Value Measurements Using
Warrant derivative	Value	Level 1	Level 2	Level 3	Total

As of December 31, 2009	$43,811	$-	$-	$43,811	$43,811

As of December 31, 2010	$48,782	$-	$-	$48,782	$48,782

As of June 30, 2011	$-	$-	$-	$-	$-

Level 3 Valuation Techniques

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Our Level 3 liabilities consist of the derivative liabilities associated with certain freestanding warrants that contain exercise price reset provisions.

The following table provides a summary of the changes in fair value, including net transfers in and/or out, of all financial instruments measured at fair value on a recurring basis using significant unobservable inputs:

Warrants
Balance, January 1, 2009	$-
Total realized/unrealized (gains) or losses	(44,968)
Set up of derivative liability	88,779
Balance, December 31, 2009	$43,811
Total realized/unrealized (gains) or losses	4,971
Purchases, issuances and settlements	-
Balance, December 31, 2010	$48,782
Total realized/unrealized (gains) or losses	(225,836)
Purchases, issuances and settlements	177,054
Transfer in and/or out of Level 3
Balance, June 30, 2011	$-

NOTE 13 – SUBSEQUENT EVENTS

On August 10, 2011, the lease for the Conroe facilities was fully assumed by another company releasing HII of all obligations under the lease.  As a result, the remaining deferred gain of $206,921 was recognized as revenue in August 2011. In connection with a third party taking over the Conroe facilities lease, an independent real estate broker was paid $6,000 and was issued 15,000 shares of our common stock for services rendered in August 2011.